U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                Form 10 - SB-12G
                                 Amendment Three


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                           FOR SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (Name of Small Business Issuer in its Charter)

                 Nevada                                  30-0286164
     (State or other jurisdiction of              (IRS Employer ID Number)
      incorporation or organization)


               (Address of Principal Executive Offices)(Zip Code)

               1224 Washington Avenue, Miami Beach, Florida 33139

                     Issuers Telephone Number: 305-531-1174
                                          Fax: 305-531-1274
        Securities to be Registered under Section 12(b) of the Act:

    Title of each class                     Name of each exchange on which
    to be so registered.                    Each class is to be registered

     Common Stock                                   Not Applicable

        Securities to be registered under Section 12(g) of the Act:

                               Common Stock

                             (Title of Class)

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                                     PART I

In this registration statement references to "we," "us," "Company," and "our" refer to Brampton Crest International, Inc.

                           FORWARD LOOKING STATEMENTS

This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "intend," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Brampton Crest International, Inc.'s control. These factors include but are not limited to economic conditions generally and in the industries in which Brampton Crest
International, Inc. may participate, competition within Brampton Crest International, Inc.'s chosen industry, including competition from much larger competitors, technological advances and failure by Brampton Crest International, Inc. to successfully develop business relationships.

ITEM 1.  DESCRIPTION OF BUSINESS.

General

Brampton Crest International, Inc. ("the Company"), a Nevada corporation, was originally organized as Selvac Corporation, a Delaware corporation. On June 28, 1982, the Selvac Corporation restated its Certificate of Incorporation and changed its name to Mehl/Biophile International Corporation. On March 22, 2000, the Company reorganized as Hamilton-Biophile Companies. On November 26, 2001, the Company re-domiciled to Nevada. Hamilton Biophile Companies changed their name to Brampton Crest International, Inc., effective on November 18, 2004.

Chapter 11 reorganization in US Bankruptcy Court

On January 3, 2000, the Company filed a petition under chapter 11 of title 11, United States Code (the "Bankruptcy Code") for Chapter 11 reorganization in US Bankruptcy Court, Eastern District of California, Case No. 00-20004-A-11. Mehl/Biophile International Corporation and then subsequently, Hamilton-Biophile Companies remained in possession of their assets and properties, and continued to operate its businesses and manage its properties as debtor-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. On March 27, 2001, the Bankruptcy Court issued an order confirming Hamilton-Biophile Companies' first amended plan of reorganization and a Final Decree was entered on July 3, 2003. On December 19, 2003, Hamilton-Biophile Companies entered into a Stock


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Purchase Agreement with Brampton Crest International,  LLC. (the "Stock Purchase
Agreement"). On March 22, 2004 the Company filed a Conditional Application to Reopen the Case for the Authority to Complete the Stock Purchase Agreement between the Company and Brampton Crest International, LLC, dated December 19, 2003. On April 9, 2004, the Bankruptcy Court approved the Company's application to complete the Stock Purchase Agreement between the Company and Brampton Crest International, LLC. dated December 19, 2003. On November 8, 2004, the Bankruptcy Court issued an Order closing the bankruptcy proceedings.

Stock Purchase Agreement

Pursuant to the terms and conditions of the Stock Purchase Agreement, Hamilton-Biophile Companies were required to undertake measures prior to and subsequent to the Bankruptcy Court issuing its Order to close the bankruptcy proceedings, to implement the conditions of the Stock Purchase Agreement. These conditions were satisfied on or before November 24, 2004. The procedures and sequential order of the action taken is as follows:

1. Brampton Crest International, LLC. provided $50,000 in costs, and other support, to reorganize Hamilton Biophile Companies into three separate companies.

      Subsequently, although not obligated pursuant to the Stock Purchase Agreement, Brampton Crest International, LLC. provided an additional $300,000 in costs, and other support, to reorganize Hamilton Biophile Companies for an aggregate total of $350,000.

2. Hamilton Biophile Companies was divided into three separate companies, Hamilton Biophile Companies (the original company), Hamilton PNG and Hamilton Improved Products.

      a.    Hamilton  PNG,   retained  the  right  to  conduct  the   businesses
            previously operated by Hamilton Biophile Companies.

      b. Hamilton Improved Products was given the option to continue with a pothole patching equipment business.

      c. Hamilton Biophile Companies, (the original company), would continue as an ongoing entity. The Company would commence a new business, consisting of marketing cosmetics and non-prescription dermatology products including creams, lotions, and other cosmetic devices, (Micro Dermabrasion device) and possibly acquire or enter into a business combination to provide a revenue stream for which the Company can use to market and sell the consumer cosmetics and non-prescription dermatology products. Following the division into three separate companies, Hamilton Biophile Companies is not associated with, does not have any joint management, nor is aware of any of the business or other matters in connection with Hamilton Improved Products or Hamilton PNG.

3. Hamilton Biophile Companies affected a 1-for-10 reverse stock split of the issued and outstanding Common Stock as of October 5, 2004.


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

4. Hamilton Biophile Companies changed their name to Brampton Crest International, Inc., effective on November 18, 2004. Also, on November 18, 2004, Brampton Crest International, Inc. Amended and Restated its Articles of Incorporation to provide a sufficient number of authorized shares to satisfy the conditions of the Stock Purchase Agreement. The total number of capital stock authorized to be issued by Brampton Crest International, Inc., pursuant to the Amended and Restated Articles of Incorporation, is Two Hundred and Twenty Five Million (225,000,000) shares, of which Two Hundred Million (200,000,000) shares are Common Stock with a par value of One Tenth of One Cent ($0.001) per share and Twenty Five Million (25,000,000) shares are preferred stock with a par value of One Tenth of One Cent ($0.001) per share, the rights and preferences of the preferred stock may be determined by the Board of Directors. Shares may be issued by the corporation from time to time for such considerations as may be fixed by the Board of Directors.

5. Following the effective date of the reverse stock split and the filing of the Amended and Restated Articles of Incorporation on November 18, 2004, Brampton Crest International, LLC and certain third parties received an aggregate of 40,000,000 million shares of Common Stock in Brampton Crest International, Inc. and three year warrants to purchase an aggregate of 40,000,000 million shares of Brampton Crest International, Inc. Common Stock at .001 per share. The shares of common stock and the warrants were issued in accordance with the Stock Purchase Agreement as approved by the Bankruptcy Court on April 9, 2004 and were issued post-reverse split.

Brampton Crest International, LLC

On April 9, 2004, the Bankruptcy Court approved the Company's application to complete the Stock Purchase Agreement between the Company and Brampton Crest International, LLC. dated December 19, 2003. Brampton Crest International, LLC was formed on December 5, 2003. Its business plan is to assist companies in their corporate planning, such as developing an in-depth familiarization with the Company's business objectives and bring to its attention potential or actual opportunities which meet those objectives or logical extensions thereof, alert the Company to new or emerging high potential forms of product and distribution which could either be acquired or developed internally, comment on the Company's corporate development including such factors as position in competitive environment, financial performances vs. competition, strategies, operational viability, etc., and identify prospective suitable merger or acquisition candidates for the Company and assist the Company in any negotiations which may ensue there from.

Securities and Exchange Commission Actions

On June 8, 2004 the Securities and Exchange Commission issued an order pursuant to Section 12(k) of the Securities Exchange Act of 1934, suspending trading in the securities of the Company for the period 9:30 a.m. EDT on June 8, 2004 through 11:59 p.m. EDT on June 21, 2004 because of an alleged lack of current


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

and accurate information concerning the securities of the Company. The Securities and Exchange Commission alleged that the Company had failed to file with the Securities and Exchange Commission periodic reports under the Securities Exchange Act of 1934 at least since the period ending September 30, 2001.

On June 8, 2004 the Securities and Exchange Commission also instituted an administrative proceeding against the Company pursuant to Section 12(j) of the Securities Exchange Act of 1934 to determine whether the Company's registration pursuant to Section 12 of the Exchange Act should be revoked or in the alternative, suspended for a period not exceeding twelve months.

The Company submitted an offer of settlement, which the Securities and Exchange Commission determined to accept. Solely for the purpose of the Securities and Exchange Commission proceeding and any other proceeding brought by or on behalf of the Securities and Exchange Commission and without admitting or denying the findings, the Company consented to the entry of an order by the Securities and Exchange Commission making findings and revoking registration of securities pursuant to Section 12(j) of the Exchange Act. Pursuant to the Company's offer of settlement, on August 16, 2004 the Securities and Exchange Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to
Section 12(j) of the Exchange Act (Release No. 34-50200) against the Company. In this Order the Securities and Exchange Commission made findings that:

        1. Hamilton-Biophile (CIK No. 726608), a Nevada corporation with principal executive offices in Miami Beach, Florida, is a holding company with manufacturing subsidiaries. The common stock of Hamilton-Biophile has been registered under Exchange Act Section 12(g) since April 27, 1984. The Stock had been quoted on the Pink Sheets (symbol "HBPH").

        2. On June 4, 1999, the United States District Court for the District of Columbia issued an Order of Permanent Injunction by default against Hamilton-Biophile (then called "Mehl Biophile") enjoining the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act ss. 13(a), which Hamilton-Biophile has violated by not filing any periodic reports since the period ending September 30, 2001 through the date of entity of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934.

        3. Hamilton-Biophile failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it had not filed any periodic reports since the period ending September 30, 2001 through the date of entry of the order Making Findings and Revoking Registration of Securities Pursuant to
                  Section 12(j) of the Securities Exchange Act of 1934.

The Order also revoked the registration of the Company's securities registered pursuant to Section 12 of the Exchange Act.


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

Private Placement

The Company entered into an agreement on November 1, 2004, pursuant to a Private Placement, to sell 8,334,000 units, each unit consisting of one share (post-reverse split) of common stock for consideration of $.15 per unit and a warrant to purchase an additional share of common stock at $.001 per share for a total price of $1,250,100.

On January 11, 2005, the Company sold 1,666,000 units at $.15 per unit for a total sale price of $249,900. Each unit consisted of one share of common stock and one warrant to purchase one additional share of common stock at $.001 per share. The $249,900 is currently held in escrow and will be released on the date this Form 10-SB is declared effective and the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

The units sold in the November 1, 2004 Private Placement and the January 11, 2005 Private Placement may not be resold for a period of twelve months from the date of purchase without the express written consent of the Company.

The Company had a loan payable to a majority shareholder, Brampton Crest International, LLC of $300,000. The Company allocated the proceeds of the loan to satisfy costs, and other support, to reorganize Hamilton Biophile Companies. Management used part of the proceeds of this private placement to retire a debt of $300,000 to affiliate Brampton Crest International, LLC. Management intends to use the balance of the proceeds from the offering ($950,100), towards the implementation of the business plan and to provide working capital and/or for future expansion of the Company's operations.

It is probable the Company will require additional capital in order to operate its business and there are no assurances the Company will be able to raise that capital in the future. The lotions, creams and other consumer cosmetics and non-prescription dermatology products intended to be sold by the Company under a Distributorship Agreement (as described below) have intense competition and there are no assurances the Company will be able to successfully penetrate the market.

Business

The Company was originally engaged in the sale and distribution of cosmetics and non-prescription dermatology products and professional laser hair removal. Prior to the bankruptcy filing, the Company had already lost substantially all of its assets to a creditor and business activities were reduced to a minimum. Following the bankruptcy, and through December 2004, business activities consisted of raising capital, hiring independent contractors to sell our products and developing the business plan (as described below).

On November 24, 2004 and after emerging from bankruptcy, management determined that the Company failed to continue as a going concern primarily because it was under-funded and over-extended in terms of its cost of operations. Management believes that the Company can be profitable marketing certain cosmetics and


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non-prescription dermatology products. Management has undertaken a business plan intended to avoid the actions that placed the Company into bankruptcy. To avoid being under-funded, management has sought and received, through a private placement, $1,250,100 in funding. This will provide the initial capital to implement the business plan. Effective December, 2004, the Company no longer failed to continue as a going concern. To avoid expanding the Company's operations beyond the Company's revenue stream and becoming overextended, management's business plan requires the initial marketing of cosmetics and
non-prescription   dermatology   products   through   commissioned   independent
contractors. The Company has contracted with two independent contractors to initially market the products, with the intent of expanding the number of persons marketing our products as the revenues develop. Management believes that a structured marketing plan that does not overextend the Company's financial resources will result in profitability.

The Company entered into an independent contractor agreement with certain outside independent contractors on November 15, 2004 to market the cosmetics and non-prescription dermatology products (as described below). Since emerging from bankruptcy, sales of product commenced in February, 2005.

Business Plan

The Company's current business plan includes:

      o The Company intends to market and sell consumer cosmetics and non-prescription dermatology products. Initially, the Company was intending to market a micro dermabrasion motorized scrubbing and cleaning system through independent contractors. Once the Company establishes a domestic market, we intend to market and sell consumer cosmetics and non-prescription dermatology products internationally.

      o The Company entered into an independent contractor agreement on November 15, 2004 to market and sell the micro dermabrasion device product initially through the existing customer base of the independent contractors and then to new customers as they are acquired. The Company pays the independent contractors commissions plus reimbursement of out-of-pocket expenses. The independent contractors will receive fees of 30% of wholesale price net of expenses. Currently the independent contractors are selling a line of non-prescription skin care products supplied by Dermazone Solutions, LLC and that were purchased by the Company from RX USA Marketing per its sub-distributor agreement. The Company made an additional purchase of products after December, 2005 of approximately $2,676.00 to use as samples for introducing the product line to the current customer base and for new potential clients. The independent contractors are selling the samples wherever possible and are beginning to make some sales. The independent contractors feel that given that the product is a quality product and because they routinely follow-up and service the accounts that the product line will be accepted by their current base of customers. They also feel that they will be able to acquire new customers as well. The Company plans to enhance its line of skin care products in the future as sales increase and as the current line is accepted. Sales orders are small given that the


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            clients are  normally  small  businesses  or doctor  offices and the orders are expected to remain similar. The Company's sales growth will come over time.

      o The Company will seek to acquire revenue producing entities. The Company may acquire or enter into a business combination to provide a revenue stream which may or may not be related to its existing line of business. There are no merger or acquisition candidates as of the date herein.


      o The Company's primary business purpose is to implement its business plan.

      o The Company has begun marketing a new medical grade sunless tanner called Lyphazome Inside Tan product. (See "Products, Marketing, and Sales" below).


The Company has entered into a non-exclusive agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated whereby the Company seeks advisory and other corporate finance services and assistance in acquiring a business or entering into a business combination. Merrill Lynch and McColl Partners have agreed to provide advisory services in connection with acquisitions, recapitalization, sale of business and or other corporate finance services. Merrill Lynch's role was to introduce the Company to McColl Partners who have agreed to provide the services listed above should the Company desire to engage them. The Company has not engaged McColl Partners at this time. Management intends to actively pursue a business transaction that will enhance shareholder value through amalgamation with a revenue producing business. There are no merger or acquisition candidates as of the date herein.

Products, Marketing, and Sales

The Company has purchased 1,000 micro-dermabrasion devices consisting of a motorized scrubbing and cleaning system, which includes a hand held motorized cleaner, scrub brush, bottles of dionized water and a box of pads. The devices were purchased from Hamilton Clarke Industries, Inc a California based consumer, auto and construction equipment manufacturing company located at 5112 Bailey Loop, McClellan, CA 95652. To date, no micro-dermabrasion devices have been sold and after further consideration the Company feels that its focus should be on the sale of the non-prescription skin care line by Dermazone Solutions, LLC. We want to de-emphasize the micro-dermabrasion devices and after selling the 1000 units in inventory will discontinue any further sales and marketing of this product altogether. The Company intends to purchase and market additional cosmetic and pharmaceutical products throughout fiscal 2005.

The Company entered into an independent contractor agreement with certain outside independent contractors on November 15, 2004. Per the terms of the agreement, Lenny Bushman and Michael Breindel will each act as independent contractors and, during the term of the agreement, will use their best efforts to sell the Company's cosmetics and non-prescription dermatology products. In addition, the independent contractors will use their best efforts to develop and market private label products for the Company and develop a national sales organization. The independent contractor's will be compensated by commissions. The independent contractors will receive fees of 30% of wholesale price net of expenses. The independent contractor agreement is in effect for one year.


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The independent  contractors have represented that they have an existing base of over 250 active customers and have over 15 years of experience in the sale of cosmetics and non-prescription dermatology products. While the independent contractors have disclosed the list of customers to management of the Company, there can be no assurances that revenues will be achieved from this existing customer base. Orders are COD only. No payment terms are available. By having independent contractors as outside marketers of our products, management believes that this will minimize the need for additional expensive office space, salaries, insurance, training and other costs associated with building a marketing force, including the costs associated with developing sales leads, initial marketing and the acquisition of new customers. In addition, management believes that the independent contractors' existing relationships allows the Company to place the product into their chains of distribution. The Company will store the product upon receipt and ship the product by UPS. Such shipping charges and insurance are to be paid by the purchaser.

On March 1, 2005, the Company entered into a sub-distributor agreement with RX USA Marketing located at 116 Spruce Street, Boynton Beach, FL 33426. RX USA Marketing owned by Michael Breindel, an independent contractor for the Company, is a distributor of Lyphazome and other fine skin care products. Per the terms of the sub-distributor agreement, the Company will pay 25% over RX USA Marketing's price for all products supplied by Dermazone Solutions, LLC, 2040 Calumet Street, Clearwater, FL 33765. Payment for products will be made on credit card, by check or COD. RX USA Marketing receives marketing materials from Dermazone Solutions, LLC, such as brochures, samples and testers at 5% of total purchase price. Brampton's independent contractors Michael Breindel and Lenny Bushman will use these materials to further the Company's business and for new client acquisition. The products are being supplied by Dermazone Solutions, LLC. Dermazone Solutions, LLC is in the micro-encapsulation business and holds patents on its proprietary technology, Lyphazome(R), in 20 countries worldwide, including Lyphazome(R) brand sunscreen and therapeutic lotion line as well as Celazome(R) a cosmeceutical skin care brand.

Current inventory consists of 1000 micro- dermabrasion devices along with $2,676.00 of the following Celazone skin care products (purchased in 2005) from RX USA Marketing:

 Eyelyph Serum.
 Serum Vitae.
 Daily Antioxidant Moisture Supplement.
 Fade Shades Lightening Cream.
 Spoil Me Body Moisturizer.
 Enzyme Exfoliating Mask.


There is no need for any government approval of our principal products or services.


The Company intends to sell this line of products through its independent contractors. Per the independent contractors agreement with the Company, the independent contractors receive a 30% commission on sales. In addition, the Company will rebate 20% of gross sales to the independent contractors as a marketing allowance. The marketing allowance rebate is in effect for the first $500,000 in sales by RX USA Marketing. The marketing allowance will be reviewed and adjusted by mutual consent at the time the independent contractors Michael Breindel and Lenny Bushman reach $500,000 in sales.


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

An initial order of products was placed with RX USA Marketing on March 4, 2005. The Company made an initial purchase of products totaling approximately $2,676.00 to use as samples for introducing the product line to the current customer base and for new potential clients. The independent contractors are selling the samples wherever possible and are beginning to make some sales. The initial order along with the 5% refund of product per the sub-distributor agreement as well as other marketing materials will be used to introduce the product line to the independent contractor's current client base as well as for acquisition of new clients. The independent contractors have begin to introduce the product line to their current client base by way of samples, testers and brochures. Initial sales have commenced to existing dermatology clients and the independent contractors.


The Company has begun marketing a new medical grade sunless tanner called Lyphazome Inside Tan product. The product is manufactured by Dermazone solutions based in Florida and will be purchased through the sub-distributor agreement with RX USA Marketing. Management believes that the product is competitive in that it uses a time released technology and delivery system that tans the skin from the inside out rather than just at the surface like other tanners. Management believes the selling features include a long lasting natural golden looking tan without scaling or drying regardless of skin type or exposing one self to harmful UVA and UVB rays that cause skin cancer and aging. The formula is pleasant smelling and contains natural moisturizers allowing for deep long lasting hydration along with the active tanning ingredients, ensuring both soft, silky skin and even tanning coverage. Management will be marketing the product as a "two-in-one" formula. The key ingredients are Lecithin, Shea butter, Sesame Seed oil, Glycerin, Lyphazomes, DHA and Euythrulose. This is a full body as well as a facial product. The retail price will be $26 for a 6 ounce bottle. Initially, Lyphazome Inside Tan product will be marketed to dermatologists, plastic surgeons and spas mainly in the Florida market. After penetrating this market, Brampton will move on to other states and work with other distributors to grow sales. No governmental approval is needed for the Lyphazome Inside Tan product.

As of May 12, 2005, the Company's sales approximate $2,760.00.


Competition

The cosmetics and non-prescription dermatology products industry is intensely competitive in all its phases. We will compete with many companies possessing greater financial resources and technical facilities than us for the cosmetics and non-prescription dermatology products industry, as well as for the recruitment and retention of qualified employees.

We must overcome significant barriers to enter into the business of cosmetics and non-prescription dermatology products as a result of our limited operating history. There can be no assurance that we will be able to compete effectively with current or future competitors or that the competitive pressures faced by us will not have a material adverse effect on our business, financial condition and operating results.

We intend to offer our products primarily to prospective customers who have established relationship with our independent contractors. Management believes that these prospective customers will establish a general market for our products. Over time, through the exposure of our products resulting from our initial sales, we will achieve a greater market acceptance and greater market awareness. By doing so, we believe that we capitalize on the exposure and acceptance and can expand our product sales nationally and internationally through greater product recognition. This expanded product recognition and acceptance will permit us to be more competitive in this market.

The Company's independent contractors compete primarily via good customer service and follow-up along with a quality product. The Company's micro-dermabrasion devices are priced below similar devices in the market place and are for home use. However, after further consideration, the Company feels that it's focus should be on the sale of the non-prescription skin care line by Dermazone and the company wants to de-emphasize the micro-dermabrasion devices. This industry is highly competitive and dozens of companies sell products called micro-dermabrasion devices, with superior technology, from high to low end.

There are also dozens of companies and thousands of products the Company competes with in the sale of its cosmetics and non-prescription dermatology products. The Company believes that it can be successful by offering a quality product that uses a propriety process of Lymphazome encapsulates that penetrate and transport moisture, nutrients and actives into the skin, rather than onto it. This type of product, sold at a good price, along with excellent follow-up and service of the accounts is the key to success, we feel. Because the orders are typically small, the Company realizes that its success and growth of revenues will take time.


There are also dozens of companies and thousands of products the Company competes with in the sale of its cosmetics and non-prescription dermatology products. Although the Company does not own the rights to the process, the Company believes that it can be successful by offering a quality product that uses a proprietary process of Lymphazome encapsulates that penetrate and transport moisture, nutrients and actives into the skin, rather than onto it.. This type of product, sold at a good price, along with excellent follow-up and service of the accounts is the key to success, we feel. Because the orders are typically small, the Company realizes that its success and growth of revenues will take time.


Administrative Offices

Brampton Crest International, Inc. currently maintains its office at 1224 Washington Avenue, Miami Beach, Florida 33139. The telephone number is (305) 531-1174. Brampton Crest International, Inc. does not currently maintain any other office facilities, and does not anticipate the need for maintaining any additional office facilities at any time in the foreseeable future. The office is leased by Joseph I. Emas (a Company Director) and, as a courtesy, Mr. Emas allows Brampton Crest International, Inc. to use the office facilities without rent. For 2004, the Company's use of Mr. Emas space was minimal and deemed immaterial.

Employees

Brampton Crest International, Inc. currently has no employees other than its directors and officers. J. Rod Martin is employed as our President and Joseph I. Emas is employed as our general counsel. Management expects to hire help as necessary and does not anticipate a need to engage any full-time employees until the business plan is applied.

Consulting Agreement

The  Company  has  entered  into a one-year  Consulting  Agreement  with  Robert
Wineberg to assist the Company with corporate planning and development; specifically, to develop an in-depth familiarization with the Company's business objectives and bring to its attention potential or actual opportunities which meet those objectives or logical extensions thereof, (b) alert the Company to new or emerging high potential forms of product and distribution which could either be acquired or developed internally, (c) comment on the Company's
corporate   development  including  such  factors  as  position  in  competitive environment, financial performances vs. competition, strategies, operational viability, etc., and (d) identify prospective suitable merger or acquisition candidates for the Company, perform appropriate diligence investigations with respect thereto, advise the Company with respect to the desirability of pursuing such candidates, and assist the Company in any negotiations which may ensue there from. There are no merger or acquisition candidates as of the date herein.

Pursuant to the terms of the Consulting Agreement, the Company has compensated Mr. Wineberg with 100,000 shares of the Company's common stock and 100,000 warrants to purchase an equal number of common shares of the Company at an exercise price of $0.001 per share of common stock for a period of three years from the date of issuance and shall pay to Mr. Wineberg an annual fee of $37,500 for a period of one year, payable monthly in advance in equal monthly payments of $3,125.00 commencing in January 1, 2005.

On November 1, 2004 Mr. Wineberg purchased 8,334,000 Units for $.15 per Unit. Each Unit consists of 1 share of the Company's common stock and 1warrant to purchase an equal number of common shares of the Company. On January 11, 2005 Mr. Wineberg purchased 1,666,000 Units for $.15 per Unit. On January 20, 2005 Mr. Wineberg purchased 900,000 Units from Brampton Crest International LLC ( Brampton LLC) for $.15 per Unit in a private transaction and was issued at the same time 100,000 Units by Brampton LLC for consulting services.

Reports to Security Holders

Upon effectiveness of this Form 10-SB, we intend to file annual and quarterly reports with the Commission. The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. We will be an electronic filer and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which may be viewed at http://www.sec.gov/.

                FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

                          RISKS RELATED TO OUR BUSINESS

We have a history of losses and we may not achieve profitability.

For the period January 1, 2004 through November 24, 2004, we had a net loss of $207,421. We emerged from bankruptcy on November 24, 2004. For the period November 24, 2004 through December 31, 2004, we had a net loss of $60,279.For the quarter ended March 31, 2005, we had loss of $56,078. In order to avoid incurring the losses again, we will need to generate significant revenues to achieve and maintain profitability. We cannot be assured of achieving significant additional revenues, or that we will become profitable and, if so, sustain profitability into the future. It is possible that we may encounter unexpected expenses, such as additional legal and accounting fees, increased product costs, shipping and storage of our product. If the time required to generate significant revenues and achieve profitability is longer than anticipated, we may need to obtain additional working capital in the future. There can be no assurance that we will be able to successfully complete any such financing arrangements or that the amounts raised would meet our cash flow needs. We cannot be assured that additional capital will be available to us in the future on favorable terms, or at all. The various elements of our business strategies, including marketing activities and obtaining increased market acceptance, may require additional future capital. If adequate funds are not available or are not available on acceptable terms, our ability to fund those business activities essential to operate profitably, including further sales and marketing activities, would be significantly limited.

Our available cash will permit us to operate only for a limited period of time. We may need to raise additional capital.

Prior to emerging from bankruptcy, as of November 24, 2004, we had current assets of $56,601. On November 1, 2004, we raised $1,250,100 in a private offering. $300,000 of the proceeds of the private offering were used to retire debt to our affiliate, Brampton Crest International, LLC. These funds were available in December, 2004 upon the filing of the original Form 10-SB. Our balance sheet for November 24, 2004, discloses that we have inventory of $10,000. On January 11, 2005, we raised $249,900. in a private offering. The $249,900 is currently held in escrow and will be released on the date this Form 10-SB is declared effective and the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We believe that we have sufficient operating capital at least through the fourth quarter of calendar year 2005 in order to launch our products. There can be no assurance that sales will occur at a level to maintain profitability. As a result, we may require additional capital to fund our operations. Our failure to obtain financing as needed would have a material adverse effect upon us and our business. If additional funds are obtained by issuing equity securities and/or debt securities convertible into equity, dilution to existing shareholders will result, and future investors may be granted rights superior to those of existing shareholders. There can be no assurances, however, that additional financing will be available when needed, or if available, on acceptable terms. There are no current agreements, arrangements, or understandings for any equity and/or debt financing. Our failure to obtain such financing as required or otherwise desired will have a material adverse effect upon us, our business and operations.

We may not be able to anticipate revenue shortfalls.

Our current and future expense levels are based on our operating plans and estimates of future sales and revenues and are subject to increase as we implement our strategy. Even if our sales grow, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would likely have an immediate material adverse effect on our business, operating results and financial condition. Further, if we should substantially increase our operating expenses to increase sales and marketing and such expenses are not subsequently followed by increased revenues, our operating performance and results would be adversely effected and, if sustained, could have a material adverse effect on our business. To the extent we implement cost reduction efforts to align our costs with revenue, our revenue could be adversely affected.

The cosmetics and non-prescription dermatology products markets are increasingly competitive.

The cosmetics and non-prescription dermatology products markets have been and will continue to be an increasingly competitive business. Our business faces competition from suppliers or similar products. Certain of our competitors have greater financial and other resources than we do. Competitors with greater access to financial resources may enter our markets and compete with us. In the event that we are not able to compete successfully, our business may be adversely affected and competition may make it more difficult for us to grow our revenue and maintain our existing business on terms that are favorable to us.

If we are not able to recruit and retain qualified management personnel, we may fail to develop our potential business opportunities.

Our success is highly dependent on the retention of the principal members of our management and our independent contractors. J. Rod Martin, our Chairman and President, is critical to our ability to execute our overall business strategy. We do not presently have any key man life insurance on this person; while we intend to apply for such insurance in such amounts as we deem appropriate, it is uncertain at this time as to when we will apply for and obtain such insurance.

Furthermore, our future growth will require hiring a significant number of qualified management, administrative and independent contractors. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies for qualified personnel in the areas of our activities. If we are not able to continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or achieve our business objectives.

RISKS RELATED TO OUR STOCK

An active public market for our common stock may not develop or be sustained, and our common stock may have a volatile public trading price.

Our common stock does not trade in a public market. Moreover, a public market for our common stock,, such a market may not develop or be sustained. As a result, our investors may not be able to sell their shares quickly or at the market price if trading in our stock is not active. If a public market does develop, the number of shares available for sale is, at least initially, anticipated to be limited. Therefore, the share price may be volatile.

Sales of substantial amounts of our common stock, or the availability of those shares for future sale, could adversely affect our stock price and limit our ability to raise capital.

We are unable to predict the effect, if any, that future sales of common stock or the potential for such sales may have on the market price of the common stock prevailing from time to time. Of the 51,518,649 issued and outstanding shares of common stock of the Company, at least 13,200,000 shares are believed to be capable of being sold or transferred without registration under the Securities Act of 1933. In addition, the Company has issued 50,000,000 warrants to purchase shares of common stock at an exercise price of $0.001. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future to raise capital.

We have not paid cash dividends and do not expect to in the foreseeable future, which means that the value of our shares cannot be realized except through sale.

We have never declared or paid cash dividends. We currently expect to retain earnings for our business and do not anticipate paying cash dividends on our common stock at any time in the foreseeable future. Because we do not anticipate paying cash dividends in the future, it is likely that the only opportunity to realize the value of our common stock will be through a sale of those shares. The decision whether to pay cash dividends on common stock will be made by the Board of Directors from time to time in the exercise of its business judgment. Furthermore, we may be restricted from paying dividends by the terms of any credit facility we may enter into in the future.

The ownership of our common stock is concentrated in the hands of our existing directors and executive officers. As a result, you may not be able to exert meaningful influence on significant corporate decisions.

Our directors are managing members of Brampton Crest International, LLC. Brampton Crest International, LLC, along with our officers and directors, beneficially own, in the aggregate, approximately 73.3% of our outstanding shares of common stock. These persons, acting together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, have the ability to control the management and affairs of our company.

This concentration of ownership may harm the market price of our common stock by delaying or preventing a change in control of our company at a premium price even if beneficial to our other stockholders.

Once a market is established, the conversion of warrants into our common stock could cause our common stock price to decline due to the additional shares available in the market.


In the event we are trading on a public market, the market price of our common stock could decline and the voting power and value of a shareholders' common stock would be subject to continual dilution if current holders of our warrants convert their warrants into common stock and resell those shares into the market. Depending upon market liquidity at the time, a sale of shares underlying the warrants under this offering at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. In addition, sales of large amount of these shares in the public market could substantially depress the prevailing market prices for our shares. If that were to happen, the value of current shareholders' common stock could decline substantially.


Broker-dealers may be discouraged from effecting transactions in our shares because they are considered penny stocks and are subject to the penny stock rules.


Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "penny stocks". A penny stock generally includes any non-Nasdaq equity security that has a market price of less than $5.00 per share. Such designation imposes additional sale practice requirements on broker-dealers which sell such securities to persons other than established customers and institutional accredited investors. Our stock is currently not traded on Nasdaq and thus will most likely be deemed to be a "penny stock". In that case, purchases and sales of our shares will be generally facilitated by NASD broker-dealers who act as market makers for our shares. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.


Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.


These penny stock rules may restrict the ability of brokers, dealers and investors to sell our common stock to the extent our common stock may be subject to such rules.

We will be subject to blue sky considerations.

Because our securities have not been registered for resale under the blue sky laws of any state, the holders of such shares and those persons desiring to purchase them in any trading market that may develop in the future, should be aware that there may be significant state blue sky law restrictions on the ability of investors to sell and of purchasers to buy our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Our common stock may be subject to the Securities and Exchange Commission's penny stock sales rules issued by the Securities and Exchange Commission.

The Securities and Exchange Commission has adopted regulations which generally define penny stocks to be equity securities that have a market price of less than $5.00 per share. Such designation imposes additional sale practice requirements on broker-dealers which sell such securities to persons other than established customers and institutional accredited investors.

For transactions covered by these regulations, a broker-dealer must make a special suitability determination for the purchaser. A broker-dealer must obtain from the potential purchaser information concerning the person's financial situation, investment experience and investment objectives and, based upon that and other information available to it, make a determination that transactions in penny stocks are suitable for the purchaser and that the purchaser has sufficient knowledge and experience in financial matters so that the purchaser reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. A broker-dealer must also receive the purchaser's written consent to the transaction prior to sale.

These penny stock rules may restrict the ability of brokers, dealers and investors to sell our common stock to the extent our common stock may be subject to such rules.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

General

In addition to the historical information contained herein, we make statements in this Registration Statement on Form 10-SB that are forward-looking statements. Sometimes these statements will contain words such as "believes," "expects," "intends," "should," "will," "plans," and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other important factors, certain of which are discussed herein that could cause our actual performance or achievements to be materially different from those expressed in any forward-looking statements made by or on our behalf. Given these uncertainties, undue reliance should not be placed on these forward-looking statements. We do not assume the obligation to update or revise any forward looking statements.

Overview

Brampton Crest International, Inc. ("the Company"), a Nevada corporation, was originally organized as Selvac Corporation, a Delaware corporation. In June 28, 1982, the Selvac Corporation restated its Certificate of Incorporation and changed its name to Mehl/Biophile International Corporation. On March 22, 2000, the Company reorganized as Hamilton-Biophile Companies. On November 26, 2001, the Company re-domiciled to Nevada. Hamilton Biophile Companies changed their name to Brampton Crest International, Inc., effective on November 18, 2004.

Hamilton Biophile Companies was divided into three separate companies, Hamilton Biophile Companies (the original company), Hamilton PNG and Hamilton Improved Products.

      a.    Hamilton  PNG,   retained  the  right  to  conduct  the   businesses
            previously operated by Hamilton Biophile Companies.

      b. Hamilton Improved Products was given the option to continue with a pothole patching equipment business.

      c. Hamilton Biophile Companies, (the original company), would continue as an ongoing entity. The Company would commence new a business and consisting of marketing cosmetics and non-prescription dermatology products including creams, lotions, and other cosmetic devices,
            (micro-dermabrasion device) and possibly acquire or enter into a business combination to provide a revenue stream for which the Company can use to market and sell the consumer cosmetics and non-prescription dermatology products. Following the division into three separate companies, Hamilton Biophile Companies is not associated with, does not have any joint management, nor is aware of any of the business or other matters in connection with Hamilton Improved Products or Hamilton PNG.


The Company plans to market cosmetics and non-prescription dermatology products including creams, lotions and all other related cosmetic products. The Company will initially market and sell a motorized scrubbing and cleaning system (micro-dermabrasion device), which includes a hand held motorized cleaner, scrub brush, bottles of ionized water and a box of pads.

With the March 1, 2005 agreement with RX USA Marketing, the Company intended to initially market and sell a line of non-prescription skin care products along with a motorized scrubbing and cleaning system. After further consideration, the Company feels that its focus should be on the sale of the non-prescription skin care line by Dermazone and wants to de-emphasize the micro-dermabrasion devices. After selling the 1,000 units in inventory, the Company will discontinue any further sales and marketing of this product altogether. The Company has also begun marketing a new medical grade sunless tanner called Lyphazome Inside Tan product. (See "Products, Marketing, and Sales" below).


Accordingly, we are in the development stage and have no history of liquidity or capital resources or stockholder's equity other than the receipt of proceeds $1,250,100 from our private placement of our securities (of which $300,000 was expended to retire debt to Brampton Crest International, LLC, an affiliate). On January 11, 2005, the Company sold 1,666,000 units at $.15 per unit for a total sale price of $249,900, which is currently held in escrow and will be released on the date this Form 10-SB is declared effective and the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

Under Chapter 11, certain claims against the Company in existence prior to the filing of the petitions for relief under the federal bankruptcy laws were disapproved by the Court. Those claims, amounting to approximately $13,000,000 were written off during 2001. The remaining pre-petition liabilities of approximately $3,232,000, (including accrued interest of $1,400,000) were fully repaid through the issuance of 404,654 shares of the Company's common stock at a rate of approximately $8.00 per share (post-split), as contemplated by the Plan of Reorganization.

On November 24, 2004, and after emerging from bankruptcy, management determined that the Company failed to continue as a going concern primarily because it was under-funded and over-extended in terms of its cost of operations. Management believes that we can be profitable marketing cosmetics and non-prescription dermatology products. However, management has undertaken a business plan intended to avoid the actions that placed us into bankruptcy. To avoid being under-funded, management has sought and received, through a private placement, $1,250,100 in funding. Effective December 2004, The Company no longer failed to continue as a going concern. On January 11, 2005, the Company sold 1,666,000 units at $.15 per unit for a total sale price of $249,900,which is currently held in escrow and will be released on the date this Form 10-SB is declared effective and the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. This will provide the initial capital to implement the business plan. To avoid expanding our operations beyond our revenue stream and becoming overextended, management's business plan requires the initial marketing of cosmetics and non-prescription dermatology products through commissioned independent contractors. We have engaged two independent contractors to initially market the products, with the intent of expanding the number of independent contractors who sell our products as the revenues develop. Since emerging from bankruptcy, no material sales have been made. Management believes that a structured marketing plan that does not overextend our financial resources will result in profitability. In addition, we are seeking a business combination that will produce revenues and assist us in avoiding using our funding during our formative stages.

Plan of Operations

Management intends to use its initial equity capital to fund our initial business plan during the next twelve months. Prospective cash flow from sales is not estimated to commence until the second quarter of the fiscal year ended December 31, 2005. We will face considerable risk in each of our business plan steps, such as difficulty of hiring competent personnel within our budget, developing marketing strategies, and a shortfall of funding if we are unable to raise capital in the equity securities market. Management intends to continue to seek funding however. If no funding is received during the next twelve months, we may be forced to rely on its existing cash at hand. In such a restricted cash flow scenario, the we would be unable to complete all business plan steps, and would, instead, delay all cash intensive activities. The Company may acquire or enter into a business combination to provide a revenue stream for which the Company can use to market and sell the consumer cosmetics and non-prescription dermatology products and enhance shareholder value. To date, management has not actively pursued any such businesses except for entering into a non-exclusive agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated as discussed below.. There are no merger or acquisition candidates as of the date herein.

In conjunction with developing our business, management has determined that it would be prudent to acquire or merger with an entity that has the ability to generate revenues that would serve to enhance shareholder value and limit our need to pursue any additional funding in the future. To this end, we have entered into a non-exclusive agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated whereby The Company seeks advisory and other corporate finance services and assistance in acquiring a business or entering into a business combination. Merrill Lynch and McColl Partners have agreed to provide advisory services in connection with acquisitions, recapitalization, sale of business and or other corporate finance services. Merrill Lynch's role was to introduce the Company to McColl Partners who have agreed to provide the services listed above should the Company desire to engage them. The Company has not engaged McColl Partners at this time. Management intends to actively pursue a business transaction that will enhance shareholder value through amalgamation with a revenue producing business to assist in acquiring a business or entering into a business combination. In addition, management will seek other business opportunities to achieve our objectives. There are no merger or acquisition candidates as of the date herein.

Current Assets

During the last quarter of the current fiscal year we completed a private placement of $1,250,100. Management used part of the proceeds of this private placement to retire a debt of $300,000 to affiliate Brampton Crest International, LLC. Management intends to use the balance of the proceeds from the offering ($950,100), towards the implementation of the business plan and to provide working capital for future expansion of our operations. On January 11, 2005, the Company sold 1,666,000 units at $.15 per unit for a total sale price of $249,900,which is currently held in escrow and will be released on the date this Form 10-SB is declared effective and the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

Liquidity and Capital Resources.

We are financing our operations and other working capital requirements principally from the receipt of proceeds in the amount of $1,250,100 from a private placement of our securities. Our management estimates that once the business plan is implemented, we will require a minimum cash flow of approximately $15,000 per month to maintain operations. Based on the remaining balance of the proceeds from the offering ($950,100), we will have sufficient capital to sustain operations during and beyond the next 12 months. In addition, on January 11, 2005, the Company sold 1,666,000 units at $.15 per unit for a total sale price of $249,900,which is currently held in escrow and will be released on the date this Form 10-SB is declared effective and the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

The Company had a loan payable to a majority shareholder, Brampton Crest International, LLC of $300,000. The Company allocated the proceeds of the loan to satisfy costs, and other support, to reorganize Hamilton Biophile Companies. Management used part of the proceeds of this private placement to retire a debt of $300,000 to affiliate Brampton Crest International, LLC. Management intends to use the balance of the proceeds from the offering ($950,100) and the additional financing of $249,900, towards the implementation of the business plan (including finding an appropriate revenue producing business opportunity) and to provide working capital for future expansion of the Company's operations.

ITEM 3. DESCRIPTION OF PROPERTY.

Brampton Crest International, Inc. currently maintains its office at 1224 Washington Avenue, Miami Beach, Florida 33139. The telephone number is (305) 531-1174. Other than this office, Brampton Crest International, Inc. does not currently maintain any other office facilities. The office is leased by Joseph
I. Emas and, as a courtesy, Mr. Emas allows Brampton Crest International, Inc. to use the office facilities without rent. For 2004, the Company's use of Mr. Emas space was minimal and deemed immaterial. The Company leases storage space at Public Storage, 331 69th Street, Miami Beach, 33141 at a cost of $251.75 per month for a term of one year.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Thefollowing table shows our common stock beneficially owned as of March 11, 2005 by:

      o each person who is known by us to beneficially own 5% or more of our outstanding common stock;

      o     each of our  executive  officers  named in the Summary  Compensation
            Table;

      o     each of our directors; and

      o     all of our officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person, we have included shares for which the named person has sole or shared power over voting or investment decisions. The number of shares beneficially owned includes common stock that the named person has the right to acquire, through conversion or option exercise or otherwise, within 60 days after March 11, 2005.

                                       Number of              Percentage of
Name and Address                        Shares                    Shares
                                  Beneficially Owned(1)    Beneficially Owned(1)

J. Rod Martin                          51,600,000 (2)              50.8%
1224 Washington Avenue
Miami Beach, FL  33139

Joseph I. Emas                         52,200,000 (3)              51.4%
1224 Washington Avenue
Miami Beach, FL  33139

Robert Wineberg                        22,200,000 (4)              21.9%
Delaporte Point  #45
Nassau, Bahamas

All directors and
executive officers as
a group (3 persons)                    74,400,000 (5)            73..3 %

Brampton Crest International, LLC.     51,600,000 (2)              50.8%
1224 Washington Avenue
Miami Beach, FL  33139

Murray Bacal                           51,600,000 (2)              50.8%
1455 Ocean Drive #904
Miami Beach, Florida 33139

-------------
(1) Based on a total of an aggregate of 101,518,649 shares of capital stock, consisting of 51,518,649 issued and outstanding shares of common stock and warrants to purchase 50,000,000 shares of common stock.

(2) Includes 25,800,000 shares of common stock held in the name of Brampton Crest International, LLC and warrants to purchase 25,800,000 shares of common stock held in the name of Brampton Crest International, LLC. J. Rod

      Martin, Murray Bacal, and Joseph I. Emas are the managing members of Brampton Crest International, LLC.

(3) Includes 25,800,000 shares of common stock held in the name of Brampton Crest International, LLC, 300,000 shares of common stock held in the name of Joseph I, Emas, warrants to purchase 25,800,000 shares of common stock held in the name of Brampton Crest International, LLC (J. Rod Martin, Murray Bacal, and Joseph I. Emas are the managing members of Brampton Crest International, LLC) and warrants to purchase 300,000 shares of common stock held in the name of Joseph I, Emas.

(4) Includes 11,100,000 shares of common stock and warrants to purchase 11,100,000 shares of common stock.

(5) Includes 25,800,000 shares of common stock held in the name of Brampton Crest International, LLC, 300,000 shares of common stock held in the name of Joseph I, Emas, 11,100,000 shares of common stock held by Robert Wineberg, warrants to purchase 25,800,000 shares of common stock held in the name of Brampton Crest International, LLC (J. Rod Martin, Murray
      Bacal, and Joseph I. Emas are the managing members of Brampton Crest International, LLC), warrants to purchase 300,000 shares of common stock held in the name of Joseph I, Emas and warrants to purchase 11,100,000 shares of common stock held in the name of Robert Wineberg.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The  directors  and  executive   officers   currently   serving  Brampton  Crest
International, Inc. are as follows:

Name                        Age            Positions
                                           Held and Tenure

Rod Martin                   43            Director, President

Joseph I. Emas               50            Director

Robert Wineberg              50            Secretary- Treasurer-Chief Financial
                                           Officer


J. ROD MARTIN: President and Director of the Company since December, 2003. From 2001 through 2002, Mr. Martin acted as an independent consultant and, in 2003, was a founding member of Brampton Crest International, LLC. From 1999-2001 Chairman of the Board of Directors of GSociety, Inc., a niche market media/entertainment company. From 1995 to 1999, Mr. Martin was the principal shareholder and Chief Executive Officer of South Beach Cards, Inc. a world wide wholesaler of fine photography greeting cards, posters and calendars. From 1990 to 1994, Mr. Martin worked as an independent investment banker and acted as a consultant to public and private companies. From 1987 to 1990, Mr. Martin was the Regional Sales Manager for Gant and Associates, a national U.S. brokerage firm. From 1985 to 1987, Mr. Martin was Director of Marketing and Sales for Martin Machinery Company, a family-based industrial machine tool distributor. Mr. Martin has a B.S. in Marketing and Finance from the University of Arkansas.

Mr. Martin as a director and officer of Brampton Crest International, Inc. will devote all his time to the Company's affairs.

JOSEPH I. EMAS: Director of the Company since December, 2003. Mr. Emas is a securities regulation attorney and has practiced since January 1994. Mr. Emas received his Honors BA at University of Toronto, Bachelor of Administrative Studies, with distinction, at York University in Toronto, his JD, cum laude from Nova Southeastern Shepard Broad Law School and his L.L.M. in Securities Regulation at Georgetown University Law Center. Mr. Emas was an Adjunct Professor of Law at Nova Southeastern Shepard Broad Law School. Mr. Emas specializes in securities regulation, corporate finance, mergers and acquisitions and corporate law. Mr. Emas is licensed to practice law in Florida, New Jersey and New York.

The directors named above will serve until the first annual meeting of Brampton Crest International, Inc.'s stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions regardless of any employment agreement, of which none currently exists or is contemplated.

ROBERT WINEBERG: Secretary-Treasurer of the Company since January 2005 and Chief Financial Officer since April, 2005. Mr. Wineberg has been trading securities for his own account and through wholly-owned companies: Irbahtan Ltd., Forward Investments Corp.(started March 1, 2005) and Winer Ltd. (dissolved). Mr. Wineberg is a graduate of McGill University with a B. Comm. in Accounting, Systems and Computers. Mr. Wineberg is a Chartered Accountant (C.A.) and a Chartered Financial Analyst (C.F.A.).

There is no arrangement or understanding between the directors and officers of Brampton Crest International, Inc. and any other person pursuant to which any directors or officers were or are to be selected as a director or officer.

Board of Directors Committees and Other Information

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Officers are appointed by and serve at the discretion of the Board of Directors.

The Board of Directors currently has no committees. As and when required by law, it will establish Audit Committee and a Compensation Committee. The Audit Committee will oversee the actions taken by our independent auditors and review our internal financial and accounting controls and policies. The Compensation Committee will be responsible for determining salaries, incentives and other forms of compensation for our officers, employees and consultants and will administer our incentive compensation and benefit plans, subject to full board approval.

The functions of the Audit Committee and the Compensation Committee are currently performed by the Board of Directors.

Director Compensation

Our directors do not receive cash for their services. The Company does not provide additional compensation for committee participation or special assignments of the Board of Directors, but may enter into separate consulting agreements with individual directors at times.

Indemnification of Officers and Directors

As permitted by Nevada law, Brampton Crest International, Inc.'s Amended and Restated Articles of Incorporation provide that Brampton Crest International, Inc. will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

Pursuant to the foregoing provisions, Brampton Crest International, Inc. has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

Pursuant to the Nevada Business Corporation Act, Brampton Crest International, Inc.'s Amended and Restated Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right that a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth information with respect to compensation paid by the Company to the President and compensation to named executive officer's that exceeds $100,000:

                          Annual Compensation                         Long Term Compensation
                          -------------------                         ----------------------
                                                   Other Annual       Restricted Stock Options/   LTIP          All Other
Name           Title      Year     Salary   Bonus  Compensation       Awarded          SARs (#)   payouts ($)   Compensation
----           -----      ----     ------   -----  ------------       -------          --------   -----------   ------------
J. Rod Martin  President  2004     0        0      0                  0                0          0             0

The Company does not have a bonus or stock option plan at this time. Officers and directors are elected annually.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company had a loan payable to a majority shareholder, Brampton Crest International, LLC, of $300,000. The Company allocated the proceeds of the loan to satisfy costs, and other support, to reorganize Hamilton Biophile Companies. On November 1, 2004, in a private placement the Company sold to Robert Wineberg 8,334,000 units consisting of 1 share of common stock and one three-year warrant to purchase an additional share of common stock at an exercise price of $0.001 per share for $0.15 per unit for a total price of $1,250,100. Management used part of the proceeds of this private placement to retire a debt of $300,000 to affiliate Brampton Crest International, LLC. Management intends to use the balance of the proceeds from the offering ($950,100), towards the implementation of the business plan and to provide working capital for future expansion of the Company's operations. The transactions described with Brampton Crest
International, LLC were on terms at least as favorable to the Company as it would expect to negotiate with unrelated third parties

On November 1, 2004, the Company sold to Robert Wineberg 8,334,000 units consisting of 1 share of common stock and one three-year warrant to purchase an additional share of common stock at an exercise price of $0.001 per share for $0.15 per unit for a total price of $1,250,100.

On January 11, 2005, the Company sold 1,666,000 units at $0.15 per unit for a total sale price of $249,900 to Robert Wineberg. Each unit consisted of one share of common stock and one three-year warrant to purchase one additional share of common stock at $0.001 per share. The $249,900 is currently held in escrow and will be released on the date this Form 10-SB is declared effective and the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

No officer, director, promoter, or affiliate of Brampton Crest International, Inc. has or proposes to have any direct or indirect material interest in any asset held by Brampton Crest International, Inc. through security holdings, contracts, options, or otherwise. There have not been any promoters of the Company in the last five years.

Although there is no current compensation plan in existence, it is probable that Brampton Crest International, Inc. will adopt a plan to pay or accrue compensation to its Officers and Directors for services related to development of the company's business plan.

ITEM 8.  DESCRIPTION OF SECURITIES.

Description of Securities


The following description is a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws as Amended and Restated on November 18, 2004.


CAPITAL STOCK

We are authorized to issue 225,000,000 shares of capital stock, of which 200,000,000 shares were designated as common stock with a par value of $0.001 per share. As of March 11, 2005, there were 51,518,649 shares of our common stock issued and outstanding held by our shareholders of record. This number does not include stockholders for whom shares were held in a "nominee" or "street name." All shares of common stock outstanding are validly issued, fully paid and non-assessable. As of March 11, 2005, there are 295 shareholders of record.

We are authorized to issue 25,000,000 shares of preferred stock with a par value of $0.001per share, the rights and preferences of which may be determined by the Board of Directors. Said shares may be issued by the corporation from time to time for such considerations as may be fixed by the Board of Directors.

As of March 11, 2005, there were no preferred shares issued and/or outstanding.

Voting Rights:

Each share of our common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The shareholders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent (50%) of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify, or consent to such act or action, except as otherwise provided by law.

Dividend Policy:

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Liquidation Rights:

Upon our liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities. WARRANTS:

Share Purchase Warrants

Brampton Crest International, LLC and certain third parties have received three-year warrants to purchase 40,000,000 million shares of the Company's common stock at an exercise price of $0.001 per share. On November 1, 2004, the Company sold 8,334,000 units consisting of one share of common stock and one three-year warrant to purchase an additional share of common stock at an exercise price of $0.001 per share for $0.15 per unit for a total price of $1,250,100.

On January 11, 2005, the Company sold 1,666,000 units at $0.15 per unit for a total sale price of $249,900. Each unit consisted of one share of common stock and one three-year warrant to purchase one additional share of common stock at $0.001 per share. The $249,900 is currently held in escrow and will be released on the date this Form 10-SB is declared effective and the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.


The warrants granted in our November 1, 2004 and January 11, 2005 private placement transactions are immediately exercisable.


In the Private Placement, the exercise price of the Warrants and the number of shares of Common Stock or other securities at the time issuable upon exercise of the Warrants shall be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization or other similar event affecting the number of outstanding shares of stock or securities. In case of any consolidation or merger by us with or into any other corporation, entity or person, or any other corporate reorganization, in which we shall not be the continuing or surviving entity of such consolidation, merger or reorganization (any such transaction being hereinafter referred to as a "Reorganization"), then, in each case, the holder of the Warrants on exercise any time after the consummation or effective date of such Reorganization (the "Effective Date"), shall receive, in lieu of the shares of stock or other securities at any time issuable upon the exercise of the Warrants issuable on such exercise prior to the Effective Date, the stock and other securities and property (including cash) to which such holder would have been entitled upon the Effective Date if such holder had exercised this Warrant immediately prior thereto.

During 2001, the Company borrowed $45,000 from one of its directors, as evidenced by a note.which bears interest at the rate of 8% per year and was due on March 19, 2002. The note was personally guaranteed by the Company's former president and the terms of the note were subsequently modified to provide for repayment in the form of 5,625 shares of the Company's common stock. These shares were issued on November 24, 2004.

MISCELLANEOUS RIGHTS AND PROVISIONS:

Holders of our common stock have no preemptive rights. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. All outstanding shares of our common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable. There are no provisions in our Amended and Restated Articles of Incorporation or Bylaws that would prevent or delay change in our control.

Transfer Agent

On May 25, 2004, the Company engaged Madison Stock Transfer to serve in the capacity of transfer agent in order to facilitate the creation of a public trading market for Brampton Crest International, Inc.'s securities.

Reports to Stockholders


Brampton Crest International, Inc. plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. It is the present intention of management to continue furnishing annual reports to stockholders. Additionally, Brampton Crest International, Inc. may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. Brampton Crest International, Inc. will comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.


DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES

The Nevada Revised Statutes Act (the "Nevada Act") permits a Nevada corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances. The Company's Amended and Restated Articles of Incorporation provide that the Company shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Nevada Act. The indemnification provided by the Nevada Act and the Company's Amended and Restated Articles of Incorporation is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

The Company may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not indemnify such person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

TRADING MARKET

On June 8, 2004 the Securities and Exchange Commission issued an order pursuant to Section 12(k) of the Securities Exchange Act of 1934, suspending trading in the securities of the Company for the period 9:30 a.m. EDT on June 8, 2004 through 11:59 p.m. EDT on June 21, 2004 because of an alleged lack of current and accurate information concerning the securities of the Company. The Securities and Exchange Commission alleged that the Company had failed to file with the Securities and Exchange Commission periodic reports under the Securities Exchange Act of 1934 since at least the period ending September 30, 2001.

On June 8, 2004 the Securities and Exchange Commission also instituted an administrative proceeding against the Company pursuant to Section 12(j) of the Securities Exchange Act of 1934 to determine whether the Company's registration pursuant to Section 12 of the Exchange Act should be revoked or in the alternative, suspended for a period not exceeding twelve months.

The Company submitted an offer of settlement, which the Securities and Exchange Commission determined to accept. Solely for the purpose of the Securities and Exchange Commission proceeding and any other proceeding brought by or on behalf of the Securities and Exchange Commission and without admitting or denying the findings, the Company consented to the entry of an order by the Securities and Exchange Commission making findings and revoking registration of securities pursuant to Section 12(j) of the Exchange Act. Pursuant to the Company's offer of settlement, on August 16, 2004 the Securities and Exchange Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to
Section 12(j) of the Exchange Act (Release No. 34-50200) against the Company. In this Order the Securities and Exchange Commission made findings that:

      1. Hamilton-Biophile (CIK No. 726608), a Nevada corporation with principal executive offices in Miami Beach, Florida, is a holding company with manufacturing subsidiaries. The common stock of Hamilton-Biophile had been registered under Exchange Act Section 12(g) since April 27, 1984. The Stock is quoted on the Pink Sheets (symbol "HBPH").

      2. On June 4, 1999, the United States District Court for the District of Columbia issued an Order of Permanent Injunction by default against Hamilton-Biophile (then called "Mehl Biophile") enjoining the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act ss. 13(a), which Hamilton-Biophile has violated by not filing any periodic reports since the period ending

            September 30, 2001 through the date of entity of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934.

      3. Hamilton-Biophile has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it had not filed any periodic reports since the period ending September 30, 2001 through the date of entry of the order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934.

         The Order also revoked the registration of the Company's securities registered pursuant to Section 12 of the Exchange Act.

We intend to contact an authorized over-the-counter bulletin board (OTCBB), market maker for sponsorship of our securities on the over-the-counter bulletin board (OTCBB). We hope that such market maker will make application to permit our common stock to trade on the over-the-counter bulletin board (OTCBB), requesting that such trading commence after this Registration Statement on Form 10-SB may become effective. We intend to provide assistance to such market maker in connection with such application. There can be no assurance that any authorized OTCBB market maker files such application. Furthermore, there can be no assurance that an active public market for our common stock will develop or be sustained or that the stock will be traded on the over-the-counter bulletin board (OTCBB).

ITEM 2.  LEGAL PROCEEDINGS.

Brampton Crest International, Inc. is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of Brampton Crest International, Inc. and no owner of record or beneficial owner of more than 5.0% of the securities of or any associate of Brampton Crest International, Inc. any such director, officer or security holder is a party adverse to Brampton Crest International, Inc. or has a material interest adverse to Brampton Crest International, Inc. in reference to pending litigation.

On June 8, 2004 the Securities and Exchange Commission issued an order pursuant to Section 12(k) of the Securities Exchange Act of 1934, suspending trading in the securities of the Company for the period 9:30 a.m. EDT on June 8, 2004 through 11:59 p.m. EDT on June 21, 2004 because of an alleged lack of current and accurate information concerning the securities of the Company. The Securities and Exchange Commission alleged that the Company had failed to file with the Securities and Exchange Commission periodic reports under the Securities Exchange Act of 1934 at least since the period ending September 30, 2001.

On June 8, 2004 the Securities and Exchange Commission also instituted an administrative proceeding against the Company pursuant to Section 12(j) of the Securities Exchange Act of 1934 to determine whether the Company's registration pursuant to Section 12 of the Exchange Act should be revoked or in the alternative, suspended for a period not exceeding twelve months.

The Company submitted an offer of settlement, which the Securities and Exchange Commission determined to accept. Solely for the purpose of the Securities and Exchange Commission proceeding and any other proceeding brought by or on behalf of the Securities and Exchange Commission and without admitting or denying the findings, the Company consented to the entry of an order by the Securities and Exchange Commission making findings and revoking registration of securities pursuant to Section 12(j) of the Exchange Act. Pursuant to the Company's offer of settlement, on August 16, 2004 the Securities and Exchange Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to
Section 12(j) of the Exchange Act (Release No. 34-50200) against the Company. In this Order the Securities and Exchange Commission made findings that:

      1. Hamilton-Biophile (CIK No. 726608), a Nevada corporation with principal executive offices in Miami Beach, Florida, is a holding company with manufacturing subsidiaries. The common stock of Hamilton-Biophile had been registered under Exchange Act Section 12(g) since April 27, 1984. The Stock is quoted on the Pink Sheets (symbol "HBPH").

      2. On June 4, 1999, the United States District Court for the District of Columbia issued an Order of Permanent Injunction by default against Hamilton-Biophile (then called "Mehl Biophile") enjoining the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act ss. 13(a), which Hamilton-Biophile has violated by not filing any periodic reports since the period ending September 30, 2001 through the date of entity of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934.

      3. Hamilton-Biophile has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it had not filed any periodic reports since the period ending September 30, 2001 through the date of entry of the order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934.

         The Order also revoked the registration of the Company's securities registered pursuant to Section 12 of the Exchange Act.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company's former accountant, Joseph Decosimo and Company, was appointed as the Company's auditor in June 1997. Joseph Decosimo and Company audited the Company balance sheets as of May 31, 1997 and the related statements of operations, stockholders' deficit and cash flows for the years then ended. Such financial statements accompanied the Company's Form 10-KSB for the year ended May 31, 1997, and along with the report of independent accountants were filed with the Securities and Exchange Commission on September 11, 1997. In its report, Joseph Decosimo and Company stated that the Company had sustained recurring losses from operations which at that time raised substantial doubt about its ability to continue as a going concern.

Joseph Decosimo and Company was appointed as the Company's auditor in June, 1997. After completion of the audit for the year ending May 31, 1997 the Company and Joseph Decosimo and Company mutually determined not to enter into an engagement for the next fiscal year due to the Company's financial difficulty. Accordingly, the former accountant, Joseph Decosimo and Company, on or about the first quarter of 1998, declined to stand for re-election. Since the original engagement of Joseph Decosimo and Company, there have been no disagreements with Joseph Decosimo and Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or any reportable events. The Company's financial statements have not been audited since May 31, 1997 due to its financial condition. The Company's management has changed since its last audit and it was determined that, while there was no concern regarding the quality of the audits performed by Joseph Decosimo and Company, a new independent certified public accountant would be in the best interests of the shareholders of the Company. In June, 2004, the Board of Directors approved the decision to change accountants.

Joseph Decosimo and Company did not report on the financial statements for either of the past two years and therefore there were no reported adverse opinion or disclaimer of opinion, or modification as to uncertainty, audit scope, or accounting principles. However, as the Company filed for Chapter 11 reorganization in US Bankruptcy Court on January 3, 2000, there was an ongoing uncertainty regarding the ability of the Company to continue as a going concern since the May 31, 1997 report of Joseph Decosimo and Company.

During the Company's two most recent fiscal years and subsequent interim periods, there were no disagreements with the former accountant, Joseph Decosimo and Company, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

On June 11, 2004, the Company engaged Berenfeld, Spritzer, Shechter & Sheer to act as the Company's independent certified public accountant. Berenfeld, Spritzer, Shechter & Sheer Certified Public Accountants were appointed by the Company on June 11, 2004 to audit the Company's financial statements for the fiscal years ended December 31, 2001, 2002 and 2003. During our two most recent fiscal years and the subsequent interim period preceding their appointment as independent accountants, neither the Company nor anyone on its behalf consulted Berenfeld, Spritzer, Shechter & Sheer regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, nor has Berenfeld, Spritzer, Shechter & Sheer provided to the Company a written report or oral advice regarding such principles or audit opinion, nor has there been any disagreements between Berenfeld, Spritzer, Shechter & Sheer and the Company, whether resolved or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. Berenfeld, Spritzer, Shechter & Sheer has been engaged to audit the Company's year ended December 31, 2004.

The Company has provided Joseph Decosimo and Company with a copy of the disclosure provided under this caption of our Report on Form, 8-K, and advised it to provide the Company with a letter addressed to the Securities and Exchange Commission as to whether it agrees or disagrees with the disclosures made herein. To date, the Company has not received the letter from Joseph Decosimo. Upon receipt, Joseph Decosimo and Company's response will be filed with the SEC on Form 8-K/A as Exhibit 16.1 pursuant to Item 304(a)(3) of Regulation S-B.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

We have sold or issued the following securities not registered under the Securities Act by reason of the exemption afforded under Section 4(2) of the Securities Act of 1933, during the three-year period ending on the date of filing of this registration statement. Except as stated below, no underwriting discounts or commissions were payable with respect to any of the following transactions. The offer and sale of the following securities was exempt from the registration requirements of the Securities Act under Rule 506 insofar as (1) except as stated below, each of the investors was accredited within the meaning of Rule 501(a); (2) the transfer of the securities were restricted by the company in accordance with Rule 502(d); (3) there were no more than 35 non-accredited investors in any transaction within the meaning of Rule 506(b), after taking into consideration all prior investors under Section 4(2) of the Securities Act within the twelve months preceding the transaction; and (4) none of the offers and sales were effected through any general solicitation or general advertising within the meaning of Rule 502(c).

During 2001, the Company borrowed $45,000 from one of its directors, as evidenced by a note, which bears interest at the rate of 8% per year and was due on March 19, 2002. The note was personally guaranteed by the Company's former president and the terms were subsequently modified to provide for repayment in the form of 5,625 shares of the Company's common stock. These shares were issued on November 24, 2004.

In connection with the note, the Company issued to the lender warrants to purchase 45,000 shares of the Company's common stock at $0.20 per share. The warrants are exercisable until March 21, 2006. Due to the lack of marketability of the Company's Common Stock at the date of issuance, the Company was unable to value the warrants.


In January and March 2002, the Company sold 50,000 shares of its common stock at a price of $1.976 per share to one individual, Pichet Suvanprakorn, for which the Company received $98,792. As the shares were not issued, a liability for stock to be issued of

$98,792 was recorded. On November 24, 2004, 50,000 shares of common stock were issued to satisfy the liability.


On December 19, 2003, the Company entered into a stock purchase agreement with Brampton Crest International, LLC ("Brampton" or the "Purchaser"). The agreement was finalized when all conditions required by the bankruptcy court on November 24, 2004 were met. Brampton is an inactive company with no operations. Under the terms of the agreement, Brampton purchased 40,000,000 shares of the Company's common stock, and warrants to purchase 40,000,000 shares of the Company's common stock for a total consideration of $50,000. As part of the shares issued to Brampton Crest International LLC, an aggregate of 13,200,000 shares were issued to the following persons designated by Brampton Crest International LLC as permitted pursuant to the provisions of the Chapter 11 reorganization in US Bankruptcy Court: Joseph I. Emas (300,000), Lester Morse (600,000), Victoria Alexander (2,000,000), Penelope Ann Martin (2,000,000), Lawrence Rex Martin, (2,000,000), Gertrude Bacal, (2,000,000), Michael D. Shapiro (2,000,000), Jamie
Harris Shapiro, (2,000,000), Jill Arlene Robbins (300,000).


Since November 1, 2004, Brampton Crest International, Inc. has sold its Common Stock and Warrants to the person listed in the table below in transactions summarized as follows:

NAME                  NUMBER OF SHARES   NUMBER OF WARRANTS          DATE

Robert Wineberg           8,334,000           8,334,000         November 1, 2004
Robert Wineberg           1,666,000           1,666,000         January 11, 2005


Each of the sales listed above was made for cash or services.

Based upon Purchaser Subscription forms completed by each of the subscribers and the pre-existing relationship between the subscribers of Brampton Crest International, Inc.'s officers and directors, Brampton Crest International, Inc. had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers:

      (1) were purchasing for investment and not with a view to re-distribute, and

      (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks.

      The purchasers had access to pertinent information enabling them to ask informed questions.

The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Brampton Crest International, Inc.'s transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

During 2003, a lawsuit was filed on behalf of the participants involved in a September, 2001 private placement offering. The suit alleges that the Company received $100,000 from various third parties in consideration for 500,000 pre-split shares of common stock. The plaintiffs claim that the shares were never received. In September 2004, the matter was voluntarily dismissed without prejudice by the Plaintiffs. On March 10, 2005, the Company issued the 100,000 shares of common stock that were in dispute, satisfying any potential future claim by the Plaintiffs, specifically to Joseph Rhea Cote (10,000), WLK Investments (2,500), Meric Corporation (2,500), Jean Nine Gurien (5,000), Benil Financial Ltd. (5,000), Ryan & Company (25,000), Benil Financial Limited (50,000) . Management came to the conclusion that a fair and proper settlement with the Plaintiffs were to issue shares against the investment made by the Plaintiffs. Managements' decision as to the number of shares was based on the amount of shares requested as a remedy in the initial complaint, the additional costs alleged by the Plaintiffs, and the likely costs of protracted litigation.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Amended and Restated Articles of Incorporation and the Bylaws of Brampton Crest International, Inc., filed as Exhibits 3.1 and 3.2, respectively, provide that Brampton Crest International, Inc. will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in Brampton Crest International, Inc.'s best interest and is a party by reason of her status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

PART F/S.  FINANCIAL STATEMENTS.


                       BRAMPTON CREST INTERNATIONAL, INC.
                     (Formally: HAMILTON-BIOPHILE COMPANIES)


Independent Auditors' Report                                                 F-1

Financial Statements:

Balance Sheet as of December 31, 2004 (restated)
and as of March 31, 2005 (unaudited)                                         F-2

Statements of operations for the period from November 24, 2004 to December 31, 2004, the period January 1, 2004 to November 24, 2004 (restated) (Debtor-in-Possession), the year ended December 31, 2003
(Debtor-in-Possession), the quarters ended March 31, 2005
and March 31, 2004 (unaudited).                                              F-3

Statements of stockholders' equity for the period from November 24, 2004 to December 31, 2004, the period January 1, 2004 to November 24, 2004 (restated) (Debtor-in-Possession) the year ended December 31, 2003 (Debtor-in-Possession)
and the quarter ended March 31, 2005 (unaudited)                             F-4

Statements of cash flows for the period from November 24, 2004 to
December 31, 2004, the period January 1, 2004 to November 24, 2004 (restated) (Debtor-in-Possession), the year ended December 31, 2003
(Debtor-in-Possession) and the quarters ended March 31, 2005 and
March 31, 2004 (unaudited)                                                   F-5

Notes to financial statements                                                F-6

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)


                              FINANCIAL STATEMENTS

                       March 31, 2005 and 2004 (unaudited)

                                       and

                    NOVEMBER 24, 2004 (DEBTOR-IN-POSSESSION)

                                       and

                    DECEMBER 31, 2003 (DEBTOR-IN-POSSESSION)

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Brampton Crest International, Inc.
Formerly known as Hamilton-Biophile Companies
Miami Beach, Florida

We have audited the accompanying balance sheet of Brampton Crest International, Inc. (Formerly known as Hamilton-Biophile Companies) ("the Company") as of December 31, 2004, and the related statements of operations, stockholders' equity and cash flows for the period from November 24, 2004 to December 31, 2004, the period January 1, 2004 to November 24, 2004 (Debtor-in-Possession) and the year ended December 31, 2003 (Debtor-in-Possession). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brampton Crest International, Inc. (Formerly known as Hamilton-Biophile Companies) as of December 31, 2004 and the results of its operations and its cash flows for the period from November 24, 2004 to December 31, 2004, the period from January 1, 2004 to November 24, 2004 (Debtor-in-Possession) and the year ended December 31, 2003 (Debtor-in-Possession) in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the financial statements, certain errors were discovered by management that affected the December 31, 2004 balance sheet, statement of operations for the year ended December 31, 2003, and the statement of operations for the period January 1, 2004 through November 24, 2004. Accordingly, the 2004 and 2003 financials statements have been restated to correct the errors.



BERENFELD, SPRITZER, SHECHTER & SHEER


Sunrise, Florida
June 30, 2005

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                                 BALANCE SHEETS


                                                     March 31,     December 31,
                                                       2005           2004
                                                    -----------    -----------
                                                    (Unaudited)     (restated)


ASSETS

CURRENT ASSETS
  Cash and cash equivalents                         $   835,845    $   903,310
  Inventory                                              15,137         10,000
  Prepaid consulting                                     11,250         15,000
                                                    -----------    -----------

    Total current assets                                862,232        928,310
                                                    -----------    -----------

OTHER ASSETS
  Goodwill                                              422,227        422,227
                                                    -----------    -----------

    Total other assets                                  422,227        422,227
                                                    -----------    -----------

TOTAL ASSETS                                        $ 1,284,459    $ 1,350,537
                                                    ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts payable                                  $     9,298    $    19,298
                                                    -----------    -----------

CONTINGENCY
  Reserve for settlement in litigation                       --        100,000
                                                    -----------    -----------


STOCKHOLDERS' EQUITY
  Common stock                                           49,852         49,752
  Additional paid-in capital                          1,341,666      1,241,766
  Accumulated deficit                                  (116,357)       (60,279)
                                                    -----------    -----------

    Total stockholders' equity                        1,275,161      1,231,239
                                                    -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 1,284,459    $ 1,350,537
                                                    ===========    ===========

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                            STATEMENTS OF OPERATIONS

                                                                       Period from       Period from       Year
                                       Three Months    Three Months  November 24, 2004 January 1, 2004     ended
                                          Ended           Ended             to               to          December 31,
                                      March 31, 2005  March 31, 2004 December 31, 2004 November 24, 2004    2003
                                        ------------    ------------    ------------    ------------    ------------
                                         (Unaudited)     (Unaudited)                     (Debtor-in-     (Debtor-in-
                                                                                         Possession)     Possession)
                                                                                         (restated)       (restated)
SALES                                    $        649    $         --    $         --    $        287    $      6,541

COST OF SALES                                     409              --              --              --              --
                                         ------------    ------------    ------------    ------------    ------------

  GROSS PROFIT                                    240              --              --             287           6,541

SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES                       58,604           6,515          60,279         326,465          15,839
                                         ------------    ------------    ------------    ------------    ------------

LOSS FROM OPERATIONS                          (58,364)         (6,515)        (60,279)       (326,178)         (9,298)
                                         ------------    ------------    ------------    ------------    ------------

OTHER INCOME (EXPENSES)
  Loss on write-off of loan receivable             --              --              --         (10,657)       (197,728)
  Other income - Bulk sale of
    various assets and liabilities to
    related party                                  --              --              --         132,044              --
  Interest expense                                 --              --              --          (2,700)             --
  Interest income                               2,286              --              --              --         (10,597)
                                         ------------    ------------    ------------    ------------    ------------

     Total Other Income (Expenses)              2,286              --              --         118,687        (208,325)
                                         ------------    ------------    ------------    ------------    ------------

LOSS BEFORE REORGANIZATION ITEMS AND
 INCOME TAXES                                 (56,078)         (6,515)        (60,279)       (207,491)       (217,623)

REORGANIZATION ITEMS:
  Professional fees                                --              --              --              --           1,800
                                         ------------    ------------    ------------    ------------    ------------

LOSS BEFORE INCOME TAXES                      (56,078)         (6,515)        (60,279)       (207,491)       (219,423)

INCOME TAX BENEFIT                                 --              --              --              --              --
                                         ------------    ------------    ------------    ------------    ------------

NET LOSS                                 $    (56,078)   $     (6,515)   $    (60,279)   $   (207,491)   $   (219,423)
                                         ============    ============    ============    ============    ============

LOSS PER SHARE -
 BASIC AND DILUTED                       $         --    $      (0.01)   $         --    $      (0.15)   $      (0.37)
                                         ============    ============    ============    ============    ============

WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING - BASIC AND DILUTED
 (SEE NOTE 1)                              49,787,092         600,582      44,107,035       1,344,982         600,582
                                         ============    ============    ============    ============    ============

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                     PERIOD ENDED MARCH 31, 2005 (UNAUDITED)
          YEARS ENDED DECEMBER 31, 2004 (restated) AND 2003 (restated)


                                                              Preferred Stock                    Common Stock
                                                       Shares             Amount             Shares         Amount
                                                      ------------    ------------    ------------    ------------
BALANCE, DECEMBER 31, 2002                                  12,851    $ 12,851,000         600,732    $    478,798

  Net loss for the year ended
  December 31, 2003                                             --              --              --              --
                                                      ------------    ------------    ------------    ------------

BALANCE, DECEMBER 31, 2003                                  12,851      12,851,000         600,732         478,798

  Issuance of common stock for services                         --              --         353,262          45,513
  Net loss for the period January 1, 2004 to
  November 24, 2004                                             --              --              --              --

BALANCE, NOVEMBER 24, 2004                                  12,851      12,851,000         953,994         524,311


 Shares issued in connection with
  debt discharge per bankruptcy confirmation
    Conversion of short-term note
      payable to common stock                                   --              --           5,625          45,000
    Issuance of common stock in
      settlement of vendor account payable                      --              --           4,375          35,000
    Liability for stock to be issued satisfied with
      issuance of common stock                                  --              --          50,000          98,792
    Issuance of common stock in settlement of pre-
      petition liabilities                                      --              --         404,654       3,232,230
                                                      ------------    ------------    ------------    ------------

      Balance after debt discharge                          12,851      12,851,000       1,418,648       3,935,333

 Recapitalization of common stock
  per bankruptcy confirmation

   Retirement of old common stock - no par value                --              --      (1,418,648)     (3,935,333)
                                                      ------------    ------------    ------------    ------------

      Balance after retirement of old common stock          12,851      12,851,000              --              --

   Issuance of new common stock  - $.001 par value              --              --       1,418,648           1,418

   Sale of common stock pursuant to stock purchase
    purchase  agreement                                         --              --      40,000,000          40,000
                                                      ------------    ------------    ------------    ------------

      Balance after recapitalization                        12,851      12,851,000      41,418,648          41,418



  Fresh start accounting                                   (12,851)    (12,851,000)             --              --
                                                      ------------    ------------    ------------    ------------

      Balance after adoption of fresh-
          start accounting                                      --              --      41,418,648          41,418

  Sale of common stock pursuant to private
    placement agreement                                         --              --       8,334,000           8,334

  Net loss for the period November 24, 2004 to
  December 31, 2004                                             --              --              --              --
                                                      ------------    ------------    ------------    ------------

BALANCE, DECEMBER 31, 2004                                      --              --      49,752,648          49,752

  Issuance of common stock for contingency
   reserve for settlement in litigation                         --              --         100,000             100

  Net loss for the three months ended
   March 31, 2005 (unaudited)                                   --              --              --              --
                                                      ------------    ------------    ------------    ------------

BALANCE, MARCH 31, 2005 (Unaudited)                             --    $         --      49,852,648    $     49,852
                                                      ============    ============    ============    ============



                                                        Additional                         Total
                                                          Paid-in       Accumulated    Stockholders'
                                                          Capital         Deficit         Equity
                                                     ------------    ------------    ------------
BALANCE, DECEMBER 31, 2002                           $ 31,441,052    $(48,188,757)     (3,417,907)

  Net loss for the year ended
  December 31, 2003                                            --        (219,423)       (219,423)
                                                     ------------    ------------    ------------

BALANCE, DECEMBER 31, 2003                             31,441,052     (48,408,180)     (3,637,330)

  Issuance of common stock for services                     7,477              --          52,990
  Net loss for the period January 1, 2004 to
  November 24, 2004                                            --        (207,491)       (207,491)

BALANCE, NOVEMBER 24, 2004                             31,448,529     (48,615,671)     (3,791,831)


 Shares issued in connection with
  debt discharge per bankruptcy confirmation
    Conversion of short-term note
      payable to common stock                                  --              --          45,000
    Issuance of common stock in
      settlement of vendor account payable                     --              --          35,000
    Liability for stock to be issued satisfied with
      issuance of common stock                                 --              --          98,792
    Issuance of common stock in settlement of pre-
      petition liabilities                                     --              --       3,232,230
                                                     ------------    ------------    ------------

      Balance after debt discharge                     31,448,529     (48,615,671)       (380,809)

 Recapitalization of common stock
  per bankruptcy confirmation

   Retirement of old common stock - no par value        3,883,915              --         (51,418)
                                                     ------------    ------------    ------------

      Balance after retirement of old common stock     35,332,444     (48,615,671)       (432,227)

   Issuance of new common stock  - $.001 par value             --              --           1,418

   Sale of common stock pursuant to stock purchase
    purchase  agreement                                    10,000              --          50,000
                                                     ------------    ------------    ------------

      Balance after recapitalization                   35,342,444     (48,615,671)       (380,809)



  Fresh start accounting                              (35,342,444)     48,615,671         422,227
                                                     ------------    ------------    ------------

      Balance after adoption of fresh-
          start accounting                                     --              --          41,418

  Sale of common stock pursuant to private
    placement agreement                                 1,241,766              --       1,250,100

  Net loss for the period November 24, 2004 to
  December 31, 2004                                            --         (60,279)        (60,279)
                                                     ------------    ------------    ------------

BALANCE, DECEMBER 31, 2004                              1,241,766         (60,279)      1,231,239

  Issuance of common stock for contingency
   reserve for settlement in litigation                    99,900              --         100,000

  Net loss for the three months ended
   March 31, 2005 (unaudited)                                  --         (56,078)        (56,078)
                                                     ------------    ------------    ------------

BALANCE, MARCH 31, 2005 (Unaudited)                  $  1,341,666    $   (116,357)   $  1,275,161
                                                     ============    ============    ============

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                            STATEMENTS OF CASH FLOWS

                                                                                        Period from     Period from
                                                        Three Months   Three Months   November 24, 2004 January 1,        Year
                                                           Ended          Ended             to          2004  to November Ended
                                                       March 31, 2005  March 31, 2004 December 31, 2004  24, 2004         2003
                                                           -----------    -----------   -----------      -----------    -----------
                                                           (Unaudited)    (Unaudited)                    (Debtor-in-    (Debtor-in-
                                                                                                         Possession)    Possession)
                                                                                                         (restated)     (restated)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss)                                         $   (56,078)   $    (6,515)  $   (60,279)     $  (207,491)   $  (219,423)
 Adjustments to reconcile net loss to net
  cash provided by (used in) operating activities:
   Depreciation                                                     --             --            --            2,355          3,140
   Loss on impairment of goodwill                                   --                                            --             --
   Loss on write-off of loan receivable                             --             --            --           10,657        197,728
   Loss on write-off of inventory                                   --             --            --               --         10,000
   Gain on transfer of net liabilities                              --                                            --             --
     bulk sale agreement                                            --                           --         (132,044)            -0-
   Common stock issued for services                                 --             --            --           52,990             --
   Changes in operating assets and liabilities:
   (Increase) decrease in:
     Inventory                                                  (5,137)                          --          (10,000)            -0-
     Prepaid and other current assets                            3,750             --            --          (12,052)        (2,948)
    Increase (decrease) in:
     Accounts payable and accrued expenses                     (10,000)         6,515       (13,112)          32,843         18,023
                                                           -----------    -----------   -----------      -----------    -----------

Net Cash Provided by (Used) In Operating Activities            (67,465)            --       (73,391)        (262,742)         6,520
                                                           -----------    -----------   -----------      -----------    -----------

CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Proceeds (repayment) of Loan from related party                    --             --      (300,000)         300,000             --
 Loan to related party                                              --             --            --          (10,657)       (10,352)
                                                           -----------    -----------   -----------      -----------    -----------

Net Cash Provided by (Used) In Investing Activities                 --             --      (300,000)         289,343        (10,352)
                                                           -----------    -----------   -----------      -----------    -----------

CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Proceeds from sale of common stock                                --             --     1,250,100               --             --
                                                           -----------    -----------   -----------      -----------    -----------

Net Cash Provided by Financing Activities                           --             --     1,250,100               --             --
                                                           -----------    -----------   -----------      -----------    -----------

NET INCREASE (DECREASE) IN CASH                                (67,465)            --       876,709           26,601         (3,832)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                 903,310             --        26,601               --          3,832
                                                           -----------    -----------   -----------      -----------    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                   $   835,845    $        --   $   903,310      $    26,601    $        --
                                                           ===========    ===========   ===========      ===========    ===========

SUPPLEMENTAL DISCLOSURE OF CASH
  FLOWS INFORMATION:
  Interest paid during the period                          $        --    $        --   $     2,700      $        --    $        --
                                                           ===========    ===========   ===========      ===========    ===========
  Income taxes paid during the period                      $        --    $        --   $        --      $        --    $        --
                                                           ===========    ===========   ===========      ===========    ===========


SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES

  Conversion of short-term note payable to common stock    $        --    $        --   $        --      $    45,000    $        --
                                                           ===========    ===========   ===========      ===========    ===========
  Conversion of Vendor Account Payable to common stock     $        --    $        --   $        --      $    35,000    $        --
                                                           ===========    ===========   ===========      ===========    ===========
  Liability for stock to be issued satisfied with
    issuance of common stock                               $        --    $        --   $        --      $    98,792    $        --
                                                           ===========    ===========   ===========      ===========    ===========
  Conversion of pre-petition liabilities to common stock   $        --    $        --   $        --      $ 3,232,230    $        --
                                                           ===========    ===========   ===========      ===========    ===========
  Goodwill from fresh start accounting                     $        --    $        --   $        --      $   422,227    $        --
                                                           ===========    ===========   ===========      ===========    ===========
  Contingency reserve for settlement in litigation
    satisfied with issuance of common stock                $   100,000    $        --   $        --      $        --    $        --
                                                           ===========    ===========   ===========      ===========    ===========

                       BRAMPTON CREST INTERNATIONAL, INC.
                (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPA NIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND CAPITALIZATION

      Brampton Crest International, Inc., formerly known as Hamilton-Biophile Companies ("the Company"), a Nevada corporation, was formerly organized as Mehl/Biophile International Corporation. On March 22, 2000, the Company was reorganized as Hamilton-Biophile Companies. Effective November 9, 2004, the Company changed its name to Brampton Crest International, Inc.

      On January 3, 2000, the Company filed a petition for Chapter 11 reorganization in US Bankruptcy Court, Eastern District of California. On March 27, 2001, the Court confirmed the Plan of Reorganization and on July 3, 2003, the bankruptcy case was closed (See Note 2).

      On March 22, 2004, the bankruptcy case was reopened to implement the confirmed plan and complete a stock purchase agreement. On November 24, 2004, the court confirmed the Plan of Reorganization and the bankruptcy case was closed.

      The Company's authorized capital stock consisted of 60,000,000 shares of common stock, no par value, and 200,000 shares of preferred stock, $10 par value, $1,000 stated value through November 2004.

      During 2004, in accordance with the Plan of Reorganization, the Company cancelled 12,851 shares of preferred stock.

      On November 9, 2004 the Company recapitalized its authorized common stock from 60,000,000 shares, no par common stock to 200,000,000 shares of common stock, $0.001 par value. The Company also increased its authorized preferred stock from 200,000 shares to 25,000,000 shares.

      Effective March 1, 2002, the Company conducted a reverse stock split of its issued and outstanding common stock on a 1 new for 8 old basis, and effective October 5, 2004 the Company conducted a reverse stock split of its issued and outstanding common stock on a 1 new for 10 old basis. All prior stock figures and price per share have been restated to reflect the stock split.

      BUSINESS

      The Company was originally engaged in the sale and distribution of consumer personal care products and professional laser hair removal. Prior to the bankruptcy filing, the Company had already lost substantially all of its assets to a creditor and business activities were reduced to a minimum. Following the bankruptcy and through December 31, 2004, business activities were still kept at a minimum.

                       BRAMPTON CREST INTERNATIONAL, INC.
                (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPA NIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003

      FINANCIAL STATEMENT PRESENTATION

      The financial statements for the year ended December 31, 2003 and as of and for the period January 1, 2004 through November 24, 2004 have been prepared in accordance with Statement of Position 90-7 (SOP 90-7), Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. The financial statements as of and for the period November 24, 2004 to December 31, 2004 reflect the Company's adoption of fresh start accounting in accordance with SOP 90-7.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

      CASH AND CASH EQUIVALENTS

      The Company considers all highly liquid investments with an original term of three months or less to be cash equivalents. There were no cash equivalents for the period from November 24, 2004 to December 31, 2004, the period from January 1, 2004 to November 24, 2004 and the year ended December 31, 2003. At March 31, 2005, the Company had cash equivalents in the amount of $800,000 invested in income securities. These investments were purchased on March 30, 2005 with costs reflecting its market value.

      CONCENTRATION OF CREDIT RISK

      Financial   instruments   that   potentially   subject   the   Company  to
      concentrations of credit risk consist principally of cash.

      The Company maintains cash balances at one bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. The amounts that exceeded the FDIC limits as of December 31, 2004 were approximately $777,000.

      ACCOUNTS RECEIVABLE

      The Company conducts business and extends credit based on the evaluation of its customers' financial condition, generally without requiring collateral. Exposure to losses on receivables is expected to vary by customer due to the financial condition of each customer. The Company monitors credit losses and maintains allowances for anticipated losses considered necessary under the circumstances. Recoveries of accounts previously written off are recognized as income in the periods in which the recoveries are made. The Company had no accounts receivable as of March 31, 2005 (unaudited) and December 31, 2004.

                       BRAMPTON CREST INTERNATIONAL, INC.
                (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPA NIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


      INVENTORY

      Inventory is comprised of Micro-Dermabrasion devices to be sold as consumer personal care products. The total inventory is classified as finished goods and is stated at lower of cost or market.

      IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

      The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There were no asset impairments during the three months ended March 31, 2005 and 2004
      (unaudited) and for the period from November 24, 2004 to December 31, 2004, the period from January 1, 2004 to November 24, 2004 and the year ended December 31, 2003.

      REVENUE RECOGNITION

      The Company recognized revenues when a sales agreement has been executed, delivery has occurred, and collectibility of the fixed or determinable sales price is reasonably assured.

      PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for major betterments and additions are capitalized, while replacement, maintenance and repairs, which do not extend the lives of the respective assets, are charged to expense currently. Any gain or loss on disposition of assets is recognized currently in the statement of income.

      GOODWILL

      In November 2004, the Company recognized $422,227 in goodwill as a result of the application of fresh start accounting (see Note 2). Subsequent to the reorganization, the Company assessed the value of the goodwill based on the implied fair value of the Company at $.15 per share (see Note 10). No impairment of Goodwill was necessary at December 31, 2004.

'
                       BRAMPTON CREST INTERNATIONAL, INC.
                (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPA NIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The Company's financial instruments consist primarily of cash, accounts payable and accrued expenses, and debt. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments. The estimated fair value is not necessarily indicative of the amounts the Company would realize in a current market exchange or from future earnings or cash flows.

      INCOME TAXES

      The Company accounts for income taxes using SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.


      EARNINGS (LOSS) PER SHARE

      Earnings (loss) per share is computed in accordance with SFAS No. 128, "Earnings per Share". Basic earnings ((loss) per share is computed by dividing net income (loss), after deducting preferred stock dividends accumulated during the period, by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during the period.

      The following is a summary of the securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share because to do so would be anti-dilutive.

                       BRAMPTON CREST INTERNATIONAL, INC.
                (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPA NIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


                      Period from  Period from
                      November 24, January 1,       Year
                        2004 to      2004 to       Ended
                      December 31,  November 24, December 31,
                        2004          2004         2003
                       ----------   ----------   ----------



Preferred stock                --       16,064       16,064
Potentially issuable
     common stock              --           --      150,000
Warrants               48,479,000   48,479,000       45,000
                       ----------   ----------   ----------

Total                  48,479,000   48,495,064      211,064
                       ==========   ==========   ==========

                       BRAMPTON CREST INTERNATIONAL, INC.
                (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPA NIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003

      RECENT ACCOUNTING PRONOUNCEMENTS

      In January 2003, the FASB issued Interpretations No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or "SPEs"). The Company does not have any variable interest entities as defined by FIN No. 46.

      In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards on the classification and measurement of certain instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The Company does not have such instruments, and accordingly, adoption of this statement did not have a material effect on the Company's financial statements.

      In December 2004, the FASB issued SFAS No. 123R, "Accounting for Stock-Based Compensation". This statement is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


      In addition, a public entity is required to measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. The fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

      For public entities that do not file as small business issuers, this statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

      For public entities that file as small business issuers, this statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005.

      The Company currently has no options outstanding and as a result, adoption of this statement is not expected to have any effect on the Company's financial position, results of operations or cash flows.

NOTE 2 - BANKRUPTCY PROCEEDINGS AND FRESH START ACCOUNTING

      BANKRUPTCY PROCEEDINGS

      On January 3, 2000, the Company filed a petition for relief under Chapter 11 reorganization in US Bankruptcy Court, Eastern District of California. On March 28, 2001, the Court confirmed the Plan of Reorganization and on July 3, 2003, the bankruptcy case was closed. However, on March 22, 2004, the Company reopened the bankruptcy case in order to implement the confirmed plan and complete a stock purchase agreement. See Note 10.

      Under Chapter 11, certain claims against the Company in existence prior to the filing of the petitions for relief under the federal bankruptcy laws were disapproved by the Court. Those claims, amounting to approximately $13,000,000 were written off during 2001. The remaining pre-petition liabilities, of approximately $3,232,000, (including accrued interest of $1,400,000), were repaid through the issuance of 404,654 shares of the Company's common stock at approximately $8 per share (post-split), as contemplated by the Plan of Reorganization.

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


      On November 24, 2004, the court confirmed the Plan of Reorganization and the bankruptcy case was closed.

      FRESH START ACCOUNTING

      On November 24, 2004 the Company adopted fresh-start accounting pursuant to the guidance provided by SOP 90-7 "Financial Reporting By Entities in Reorganization Under the Bankruptcy Code". The Eastern California District Bankruptcy Court confirmed the plan of reorganization on November 24, 2004. The reorganization value of the Company at that date was determined to be the book value, as there was no evidence of a change in fair value. The book value totaled $51,601 at that date.

      The Company adopted fresh-start reporting because the holders of existing voting shares immediately before filing and confirmation of the plan received less than 50% of the voting shares of the emerging entity and the reorganization value of the assets is less than its post-petition liabilities and allowed claims as follows:

      Post-petition liabilities                                       $  311,202
      Claims allowed from bankruptcy
         proceeding                                                    3,232,320
                                                                      ----------
      Total post-petition liabilities
        and allowed claims                                             3,543,522
      Reorganization value                                                51,601
                                                                      ----------
      Excess of liabilities over
        reorganization value                                          $3,491,921
                                                                      ==========

      After   consideration   of  the  Company's  debt  and  capital   structure
      considerations, it was determined that the Company's reorganization capital structure would consist of the following:

      Accounts payable                                                  $ 32,410
      Contingency for litigation                                         100,000
      Note payable                                                       300,000
      Common stock                                                        41,418
                                                                        --------
      Total                                                             $473,828
                                                                        ========

      Due to the fact that the reorganization value of the entity cannot be attributed to specific tangible or identified intangible assets of the emerging entity, the remaining amount of reorganization capital in excess of assets is reported as goodwill in accordance with FASB 142, Goodwill and Other Intangible Assets. The goodwill value was calculated by subtracting total Company's debt of $473,828 from its total assets of $51,601 or $422,227.

      The following table reflects balances prior and subsequent to the adoption of fresh-start reporting:


                                           Preconfirmation                                                          Reorganized
                                             November 24,        Debt           Exchange           Fresh              Balance
                                               2004           Discharge         Of Stock           Start               Sheet
Current Assets:
    Cash                                   $     26,601    $         --       $         --       $         --       $     26,601

    Inventory                                    10,000              --                 --                 --             10,000

    Prepaid consulting fees                      15,000              --                 --                 --             15,000
                                          ------------    ------------       ------------       ------------       ------------

  Total current assets                           51,601              --                 --                 --             51,601
                                          ------------    ------------       ------------       ------------       ------------

Goodwill                                             --              --                 --            422,227   3        422,227
                                          ------------    ------------       ------------       ------------       ------------

Total Assets                               $     51,601    $         --       $         --       $    422,227       $    473,828
                                                                                                                    ============

Current Liabilities:
 Post-petition liabilities:

  Short-term note payable                  $     45,000    $    (45,000) 1    $         --       $         --       $         --

  Accounts payable                               67,410         (35,000) 1              --                 --             32,410
  Liability for stock
    to be issued                                 98,792         (98,792) 1              --                 --                 --

  Contingency for litigation                    100,000              --                 --                 --            100,000
                                          ------------    ------------       ------------       ------------       ------------
    Total post-petition
      liabilities                               311,202        (178,792)                --                 --            132,410
                                          ------------    ------------       ------------       ------------       ------------
Pre-petition liabilities not
  subject to compromise:
  Accrued expenses and other
    current liabilities                       1,832,230      (1,832,230) 1              --                 --                 --

  Accrued interest payable                    1,400,000      (1,400,000) 1              --                 --                 --
                                          ------------    ------------       ------------       ------------       ------------
   Total pre-petition
    liabilities not subject
    to compromise                             3,232,230      (3,232,230)                --                 --                 --
                                          ------------    ------------       ------------       ------------       ------------

    Total current liabilities                 3,543,432      (3,411,022)                --                 --            132,410

Note payable                                    300,000              --                 --                 --            300,000
                                          ------------    ------------       ------------       ------------       ------------

Total Liabilities                             3,843,432      (3,411,022)                --                 --            432,410
                                          ------------    ------------       ------------       ------------       ------------
Stockholders' Equity

   Preferred stock                           12,851,000              --                 --        (12,851,000)  4             --

   Common stock - old                           524,311       3,411,022  1      (3,935,333) 2              --                 --

   Common stock - new                                --              --             41,418  2              --             41,418

   Additional paid-in capital                31,448,529              --          3,893,915  2     (35,342,444)  4             --

   Accumulated deficit                      (48,615,671)             --                 --         48,615,671   4             --
                                          ------------    ------------       ------------       ------------       ------------
Total Stockholders'
  Equity                                     (3,791,831)      3,411,022                 --            422,227             41,418
                                          ------------    ------------       ------------       ------------       ------------
Total Liabilities and
  Stockholders' Equity                     $     51,601    $         --       $         --       $    422,227       $    473,828
                                           ============    ============       ============       ============       ============

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


      1) Debts discharged in reorganization in the amount of $3,411,022 were converted to a total of 464,654 shares of common stock as follows:

Short term note payable converted to
  5,625 shares of common stock (Note 3) $                                 45,000

Trade accounts payable converted to
  4,375 shares of common stock (Note 6)                                   35,000

Liability for stock to be issued
  converted to 50,000 shares of
   common stock(Note 4)                                                   98,792

Pre-petition trade and other
  miscellaneous claims converted
   to 206,529 shares of common
  stock (Note 6)                                                       1,647,230

Pre-petition priority claims due
  to officers converted to 23,125
  shares of common stock (Note 6)                                        185,000

Pre-petition accrued interest
  converted to 175,000 shares
  of common stock (Note 6)                                             1,400,000
                                                                      ----------

Total debts discharged                                                $3,411,022
                                                                      ==========

      2) Recapitalization of the Company consisted of the following:


                              Common Stock      Common     Additional Paid
                                  Old          Stock New     in Capital
Retirement of 1,418,648
 shares of common
 stock, no par value           $(3,935,333)   $        --   $ 3,883,915
Issuance of 1,418,648
 shares of common
 stock, $.001 par value                 --          1,418            --
Sale of 40,000,000 shares
 of common stock pursuant
 to stock purchase
 agreement (see Note 10)                --         40,000        10,000
                               -----------    -----------   -----------
                               $(3,935,333)   $    41,418   $ 3,893,915
                               ===========    ===========   ===========

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


      3) The reorganization value of the entity cannot be attributed to specific tangible or identified intangible assets of the emerging entity. Accordingly, the remaining amount is reported as goodwill in accordance with FASB 142, Goodwill and Other Intangible Assets.

      4) Accumulated deficit was adjusted through cancellation of preferred stock and additional paid-in capital due to the adoption of fresh-start accounting at November 24, 2004.

      The remaining accounts payable consists primarily of audit fees and various payables in connection with administrative activities. The Note Payable of $300,000 represents funds advanced to the Company to fund operations upon reemergence from bankruptcy. The $100,000 in contingency for litigation represents a reserve for common shares to be issued (see
      Note 5).

NOTE 3 - SHORT-TERM NOTE PAYABLE

      During 2001, the Company borrowed $45,000 from one of its directors, as evidenced by a note. The loan bears interest at the rate of 8% per year and was due on March 19, 2002. The loan was personally guaranteed by the Company's former president. The terms of the note were subsequently modified to provide for repayment in the form of 5,625 shares of the Company's common stock. These shares were issued on November 24, 2004.

      In connection with the note, the Company issued to the lender warrants to purchase 45,000 shares of the Company's common stock at $0.20 per share. The warrants are exercisable until March 21, 2006. Due to the bankruptcy proceeding during 2001, and lack of marketability of the Company's Common Stock at the date of issuance, the Company was unable to value the warrants.

NOTE 4 - LIABILITY FOR STOCK TO BE ISSUED

      In January and March 2002, the Company sold 50,000 shares of its common stock at $1.976 per share, to one individual, for which the Company received $98,792. As the shares were not issued, a liability for stock to be issued of $98,792 was recorded. On November 24, 2004, 50,000 shares of common stock were issued to satisfy the debt.

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


NOTE 5 - CONTINGENCY RESERVE FOR SETTLEMENT IN LITIGATION

      During 2003, a lawsuit was filed on behalf of the participants involved in a September 2001 private placement offering. The suit alleges that the Company received $100,000 from various parties for 500,000 pre-split shares of common stock. The plaintiffs claim that the shares were never received. In September 2004, the matter was voluntarily dismissed without prejudice by the Plaintiffs, however management anticipates that the Plaintiffs may re-file the matter at a later date. Management has established a reserve of $100,000 for a potential future settlement. Subsequent to year end, the Company issued 100,000 (post-split) shares of common stock to the Plaintiff to satisfy the potential claim.

NOTE 6 - CONVERSION OF DEBT INTO COMMON STOCK

      As discussed in Note 2, the Company has agreed to settle $3,232,000 of pre-petition liabilities into shares of its common stock at a rate of $8.00 per share. Included in that amount are $185,000 of priority claims due to three officers which were converted into 23,125 shares of common stock; $1,647,230 of unsecured claims were converted into 206,529 shares of common stock, and $1,400,000 of accrued interest was converted into 175,000 shares of common stock.

      As discussed in Note 3, the Company has agreed to convert $45,000 due to a director into 5,625 shares of its common stock.

      The Company also agreed to settle $35,000 payable to a vendor in exchange for 4,375 shares of common stock.

      On November 24, 2004, all of the above liabilities were converted into common stock.

NOTE 7 - PREFERRED STOCK

      As of the date the Company filed for petition under Chapter 11 reorganization, there were 12,851 shares of preferred stock outstanding. The conversion features of the preferred stock provided for each share to be converted into 100 shares (pre-split) resulting in 1,285,100 shares of common stock. After the 1 for 8 and the 1 for 10 reserve stock split, this number was adjusted to 16,064 common shares upon conversion. The Plan of Reorganization provided for cancellation of all preferred stock (see Note
      2).

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


NOTE 8 -INCOME TAXES

      As of December 31, 2004 and 2003 the Company had Federal and state net operating losses of approximately $552,000 and $219,000. The losses are available to offset future income.

      The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change", as defined by the Internal Revenue Code. Federal and state net operating losses are subject to limitations as a result of these restrictions. As a result of the bankruptcy, the Company experienced a substantial change in ownership exceeding 50%. As a result, the Company's ability to utilize its net operating losses against future income has been significantly reduced.

      The temporary differences that give rise to deferred tax assets and liabilities at year end are as follows:

                                                  December 31,      December 31,
                                                    2004              2003

Deferred tax asset due
 net operating losses                              $ 187,700        $  74,500
Less: Valuation
 allowance                                          (187,700)         (74,500)
                                                   ---------        ---------

Net deferred tax asset                             $       0        $       0
                                                   =========        =========


      In assessing the amount of deferred tax asset to be recognized, management considers whether it is more likely than not that some of the losses will be used in the future. Management expects that they will not have benefit in the future. Accordingly, a full valuation allowance has been established.

      The effective tax rates for the period November 24, 2004 to December 31, 2004, for the period January 1, 2004 to November 24, 2004 and for the year ended December 31, 2003 are as follows:

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


                                       Period from        Period from    For the year
                                  November 24, 2004 to January 1, 2004 to   ended
                                      December 31,       November 24,     December 31,
                                          2004            2004              2003
                                        -------          -------          -------
U.S statutory tax rate                       35%              35%              35%
State and local taxes                         4                4                4
Less: Valuation allowance                   (39)             (39)             (39)
                                        -------          -------          -------
Effective tax rate                            0%               0%               0%
                                        =======          =======          =======


      As of December 31, 2004 The Company had U.S. and state net operating loss carryforwards which may be applied to future taxable income of $552,000 and $219,000 respectively subject to the ownership change restrictions described above. The net operating loss carryforwards will expire as follows beginning in 2003:

      Tax Year                          U.S.                         State
      2023                            $219,000                     $219,000
      2024                             333,000                      333,000
                                       -------                      -------
                                      $552,000                     $552,000
                                      ========                     ========

NOTE 9 -RELATED PARTY TRANSACTION

      The Company occupies office space on "as need" basis in Miami Beach, Florida. The space is provided rent-free by the Company's General Counsel. Due to the limited amount of time the office space is utilized by the Company its value is deemed to be immaterial.

NOTE 10 -OTHER MATTERS

      STOCK PURCHASE AGREEMENT

      As discussed in Note 2, on March 22, 2004, the Bankruptcy case was reopened in order for the Company to complete a stock purchase agreement entered into on December 19, 2003. The Company entered into a stock purchase agreement with Brampton Crest International, LLC ("Brampton" or the "Purchaser"). The agreement was finalized when all conditions required by the bankruptcy court on November 24, 2004 were met. Brampton is an inactive company with no operations. Under the terms of the agreement, Brampton, along with other investors, purchased 40,000,000 shares of the Company's common stock, and warrants to purchase 40,000,000 shares of the Company's common stock at an exercise price of $0.001 per share for a total consideration of $50,000. Based on an agreement, a loan of $300,000 made available to the Company. The $300,000 loan was made by outside investors and enabled the Company to pay off outstanding bills and pay current operating expenses. The loan was paid back by the proceeds received by the Private Placement. Brampton received 25,800,000 of the 40,000,000 units sold and outside investors received the remaining 14,200,000.

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


      The warrants may be exercised, in whole or in part, at any time between November 24, 2004 and November 24, 2007 (expiration). The warrants were valued, utilizing the Black-Scholes option pricing model. Accordingly, the proceeds were allocated to the common stock (approximately $40,000) and the warrants (approximately $10,000) on a prorata basis. The allocated value of the warrants has been recorded as additional paid-in-capital.

      The 40,000,000 shares of common stock and warrants will be adjusted to represent 96% of the issued and outstanding shares of the Company's common stock (after giving effect to the 1 for 10 reverse split discussed below). In the event that the shares represent other than 96% of the issued and outstanding shares of the Company's common stock, as fully diluted (including the issuance of the warrants), the number of shares and new warrants issued to the non-purchasing shareholders shall be adjusted to bring the total to 96%.

      The stock purchase agreement also provides for the establishment of a subsidiary, Hamilton PNG, to hold the core businesses along with all of the assets and liabilities of the Company. Hamilton PNG will be held 100% by the Company's prior shareholders. The total liabilities (represented solely by accrued expenses) in excess of assets are reflected as Other Income-Bulk Sale of Various Assets and Liabilities to Related Party in the amount of $132,044

      CHANGE OF NAME OF THE COMPANY

      Effective November 9, 2004, the Company changed its name to Brampton Crest International, Inc.

      REVERSE SPLIT

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


      Effective October 5, 2004, the Company conducted a reverse stock split of its issued and outstanding and to be issued common stock on a 1 new for 10 old shares. As of that date, the Company had 6,005,815 shares issued and outstanding, resulting in 600,732 shares issued and outstanding and 150 fractional shares after the split. As of that date, the Company also had an obligation to issue approximately 464,654 additional shares, as discussed in Notes 4, 5, 6 and 7, for a total of approximately 1,065,386 (prior to the private placement offering disclosed in the next footnote). Due to the reverse stock split, the number of common shares issued and outstanding has been restated for all periods presented.

      PRIVATE PLACEMENT OFFERING

      During December 2004, the Company completed a private placement for the sale of 8,334,000 units for $.15 per unit for a total price of $1,250,100. Each unit consists of one share of common stock and a warrant to purchase one additional share of common stock a $.001 per share. The warrants expire in December 2007. The warrants were valued, utilizing the Black-Scholes option pricing model. Accordingly, the total proceeds of $1,250,100 were allocated to the common stock (allocated $626,948) and the warrants (allocated $623,152) on a prorata basis. The allocated value of the warrants has been recorded as additional paid-in-capital.

      STOCK WARRANTS

      As previously discussed, the Company issued 48,434,000 stock warrants during the year ended December 31, 2004 in connection with the stock purchase agreement, a private placement offering, and the consulting agreement. The following represents the stock warrant activity during the year ended December 31, 2004:

                                                                     Weighted
                                                      Warrants     Average Price
                                                    ----------        ----------
Beginning Balance, 1/1/04                               45,000        $     .200
Warrants granted                                    48,434,000              .001
Warrants exercised                                          --                --
Warrants cancelled                                          --                --
                                                    ----------        ----------
Ending Balance, 12/31/04                            48,479,000        $     .001
                                                    ==========        ==========

      The Company used the Black-Scholes option pricing model to determine the fair value of the stock grants. The assumptions were applied as follows:

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


             Risk Free Interest Rate               2.89 - 3.23%
             Expected Dividend Yield               0%
             Expected Option Life                  3 years
             Expected Stock Price Volatility       .01 - .08%

      COMMON STOCK ISSUED FOR SERVICES

      During November 2004, the Company issued an aggregate of 253,262 shares of common stock to three consultants. The shares were valued at $0.15 per share, (the price of the common stock sold in the private placement discussed above), for a total of $37,990.

      OTHER MATTERS On June 8, 2004 the U.S.  Securities and Exchange Commission
      (SEC) instituted an administrative proceeding against the Company pursuant to Section 12(j) of the Exchange Act to determine whether the Company's registration pursuant to Section 12 of the Exchange Act should be revoked or in the alternative, suspended for a period not exceeding twelve months. On June 25, 2004 the Company filed its answer to the SEC's order instituting public administrative proceedings in which it asserted a defense to the allegations and relief sought. The SEC and the Company agreed that the Company would withdraw the Company's registration pursuant to Section 12 of the Exchange Act. Also on that date, the SEC issued on order pursuant to Section 12(k) of the Exchange Act suspending trading in the securities of the Company for the period from 9:30 am EDT on June 8, 2004 through 11:59 pm EDT on June 21, 2004 as a result of alleged lack of current and accurate information concerning the securities of the Company. The SEC alleged that the Company failed to file periodic reports required by the Exchange Act.

      BULK SALE

      On May 24, 2004, the Company obtained a court order allowing the implementation of its Plan of Reorganization by forming Hamilton PNG and transferring into such Company, all assets and liabilities of the Company. This agreement is in accordance with Brampton's stock purchase agreement (discussed above). The Company's net liabilities in excess of assets transferred amounted to $132,044.

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


      CONSULTING AGREEMENT

      On November 1, 2004 the Company entered into a consulting agreement with a related party (the Consultant) for one year effective January 1, 2005. In exchange for services to be rendered, the Consultant will receive compensation of $37,500 for one year and 100,000 shares of common stock and 100,000 warrants to purchase an equal number of common shares at .001 per share. The total value of the unit is .15 cents per unit or $15,000. The unit was valued at .15 cents per share, which is the amount sold via the private placement and is reflected as prepaid consulting at December 31, 2004 since services will be rendered in 2005. The warrants have an exercise price of .001 and will expire three years from the date of issuance.

      The warrants were valued, utilizing the Black-Scholes option pricing model. Accordingly, the proceeds were allocated to the common stock (allocated $7,523) and the warrants (allocated $7,477) on a prorata basis. The allocated value of the warrants has been recorded as additional paid-in-capital.

      DISTRIBUTOR AGREEMENT

      Effective November 15, 2004 the Company entered into a distributor agreement with two individuals (the Distributors). The Distributors will act as independent distributors of consumer personal care products. In exchange for services to be rendered the Distributors will receive a fee of 30% of the wholesale price, after expenses, from the sale of these products. Additionally, the Distributors will receive an additional override commission for sales made by parties independently contracted with the Distributors. During 2004, there were no sales commissions.

      SUBSEQUENT EVENT

      On January 11, 2005, the Company sold an additional 1,666,000 units at $.15 per unit for a total sale price of $249,900. Each unit consisted of 1 share of common stock and 1 warrant to purchase one additional share of common stock at $.001 per share. The proceeds from this private placement are being kept in escrow and will be released upon the effective date of the Form 10-SB. There are no other restrictions on these funds.

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


NOTE 11 - CORRECTION OF ERROR

      FOR THE YEAR ENDED DECEMBER 31, 2003

      During 2005, the Company discovered that due to errors in transmitting the original financials statements via the Electronic Data Gathering Analysis and Retrival System ,"EDGAR," with the Securities and Exchange Commission
      (SEC), no amounts were reflected on the statement of operations for the year ended December 31, 2003. Management did not know this error occurred until they had received SEC comments. At the present time, all amounts reflected on the statement of operations for the year ended December 31, 2003 are considered corrections.

      Due to the above corrections net loss increased from $0 to $219,423 and loss per share, basic and diluted, increased from $0.00 to ($0.37) per share.

      FOR THE PERIOD FROM JANUARY 1, 2004 THROUGH NOVEMBER 24, 2004

      Also during 2005, the Company discovered errors in previously reported sales, selling, general and administrative expenses ("SGA"), and other income items. The errors resulted in an overstatement of the net loss for the period of $51,930 and were due to the following:

1) 100,000 units given to a consultant as consideration for services to be rendered during 2005. (See Note 10). Each unit consists of 1 share of common stock and 1 warrant to purchase 1 share of common stock at $.001 per share. The unit was valued at $.15 per unit and the total of $15,000 was originally expensed during the period from January 1, 2004 to November 24, 2004. The restatement reflects the consulting fees as prepaid in the amount of $15,000 at November 24, 2004 and December 31, 2004 and includes a reduction of SGA of 15,000 for the period from January 1, 2004 to November 24, 2004.

2) The Company inadvertently charged to SGA $50,000 of funds disbursed against old accounts payable, resulting in an overstatement of the net loss for the period from January 1, 2004 to November 24, 2004 in the amount of $50,000.

3) Due to the transmission error which occurred when the financials statements were converted to Edgar and filed with the SEC. The balances reflected zeros in various columns for which actual amounts should have been recorded. These errors for the period January 1, 2004 through November 24, 2004 were as follows:

                       BRAMPTON CREST INTERNATIONAL, INC.
                 (FORMERLY KNOWN AS HAMILTON-BIOPHILE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                           MARCH 31, 2005 (UNAUDITED)
                           DECEMBER 31, 2004 and 2003


a)    Understatement of sales in the amount of $287, originally reported as $0.

b) Understatement of write off of loan receivable of $10,657, originally reported as $0.

c)    Understatement of interest expense of $2,700, originally reported as $0.

      Due to the above corrections, net loss decreased by $51,930 and loss per share, basic and diluted, decreased by $0.05 per share from ($0.20) to ($0.15).

      BALANCE SHEET AS OF DECEMBER 31, 2004

      The errors in transmission also were reflected on items in the original balance sheet of the Company at December 31, 2004. Cash was incorrectly reported at $0 should have been reported as $903,310. Common stock reported at $0 should have been reported at $49,752.

      1) Due to "Fresh-Start Accounting," the Company corrected the balance in accumulated deficit to $0 upon its emergence from bankruptcy on November 24, 2004. As a result of the application of fresh start accounting, the Company recorded goodwill in the amount of $422,227.

      2) Inventory and related accounts payable were both overstated by $5,000. The original amount recorded for of inventory was $15,000, however, the Company renegotiated the price of the purchase and revalued its carrying cost at $10,000.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.

Exhibits

3.1      Amended and Restated Articles of Incorporation
3.2      Bylaws
4.       Form of Warrant
10.1     Form of Purchase Order
10.2     Form of Independent Contractor Agreement
10.3     Consulting Agreement with Robert Wineberg.
10.4     Subdistributor Agreement with RX USA Marketing
10.5     Merrill Lynch Consent to Advisory Referral
10.6     Form of Stock Purchase Agreement
10.7     Form of Subscription Agreement for November, 2004 and January, 2005.
23.1     Consent of Berenfeld, Spritzer, Shechter & Sheer
24.1     Power of Attorney

99.1 Hamilton-Biophile Companies selected filings with the US Bankruptcy Court, Eastern District of California, Case No. 00-20004-A-11 under Chapter 11 of the Bankruptcy Code, including March 27, 2001 Order Confirming Plan of Reorganization, July 3, 2003 Final Decree, March 22, 2004 Application to Reopen Case and Stock Purchase Agreement attached as an Exhibit to the Application, April 9 2004 Order Reopening Proceedings and Granting Application completing Stock Purchase Agreement, Exhibits to Declaration of Gregory Gilbert, Stock Purchase Agreement, Flow chart, trustee fee chart, March 22, 2004 Civil minutes, Revested Debtors Ex Parte Application for Correction of Final Ruling, Declaration of Gregory Gilbert in Support of Revested Debtors Ex Parte Application for Correction of Final Ruling, proof of service, May 10 Order Correction of Final Ruling (1)

99.2 Hamilton-Biophile Companies operating monthly reports from February, 2001 to July, 2002 as filed with the US Bankruptcy Court, Eastern District of California, Case No. 00-20004-A-11 (1)

99.3 Hamilton-Biophile Companies operating monthly reports from August, 20021 to April, 2004 as filed with the US Bankruptcy Court, Eastern District of California, Case No. 00- 20004-A-11 (1)

(1) Filed on Form 8-KSB on July 15, 2004.


ITEM 2. DESCRIPTION OF EXHIBITS

Not applicable.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934 the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Brampton Crest International, Inc.

/S/ J. Rod Martin
-------------------------
    J. Rod Martin
    (President)

Date: June 30, 2005

/S/ Joseph I. Emas
-------------------------
    Joseph I. Emas
    (Director)

Date: June 30, 2005


                                       42